NEUBERGER | BERMAN

PROSPECTUS February 28, 2003

Neuberger Berman

# Income Funds

## INVESTOR CLASS SHARES

**Cash Reserves**

**Government Money Fund**

**High Income Bond Fund**

**Limited Maturity Bond Fund**

**Municipal Money Fund**

**Municipal Securities Trust**

# Contents

## INCOME FUNDS

## YOUR INVESTMENT

## THESE FUNDS:

⊙ are designed for investors with a range of different goals in mind:
  ⊙ the money market funds are designed for investors seeking capital preservation, liquidity and income
  ⊙ the bond funds are designed for investors seeking higher income than money market funds typically provide in exchange for some risk to principal
  ⊙ the municipal funds are designed for investors seeking income exempt from federal income taxes
⊙ offer you the opportunity to participate in financial markets through professionally managed bond and money market portfolios
⊙ also offer the opportunity to diversify your portfolio with funds that seek to provide different levels of taxable or tax-exempt income
⊙ carry certain risks, including the risk that you could lose money if fund shares, when you sell them, are worth less than what you originally paid. This prospectus discusses principal risks of investing in fund shares. These and other risks are discussed in more detail in the Statement of Additional Information (see back cover)
⊙ are mutual funds, not bank deposits, and are not guaranteed or insured by the FDIC or any other government agency



Neuberger Berman
# Cash Reserves

Ticker Symbol: **NBCXX**

## GOAL & STRATEGY

***The fund seeks the highest available current income consistent with safety and liquidity.***

To pursue this goal, the fund invests in a diversified portfolio of high-quality money market securities. These securities may be from U.S. or foreign issuers, including governments and their agencies, banks, and corporations, but in all cases must be denominated in U.S. dollars. The fund seeks to maintain a stable $1.00 share price, and seeks to reduce credit risk by diversifying among many issuers of money market securities.

Under normal market conditions, the fund will invest more than 25% of total assets in the obligations of companies in the financial services industries and repurchase agreements on such obligations. Asset-backed securities will constitute a significant percentage of the fund's investments as a result of this policy.

The fund also may invest in corporate bonds and commercial paper, U.S. Government and Agency Securities, variable and floating rate instruments, repurchase agreements on non-financial services obligations and the securities of other investment companies. With respect to one-third of its total assets (including the value of any loan collateral), the fund may engage in reverse repurchase agreements and securities lending, and may invest the proceeds.

The managers monitor a range of economic and financial factors to weigh the yields of money market securities of various maturities against their levels of interest rate and credit risks. Based on their analysis, the managers invest the fund's assets in a mix of money market securities that is intended to provide as high a yield as possible without violating the fund's credit quality policies or jeopardizing the stability of its share price.

The fund is authorized to change its goal without shareholder approval, although it does not currently intend to do so.

### ➲ *Money Market Funds*

*Money market funds are subject to federal regulations designed to help maintain liquidity and a stable share price. The regulations set strict standards for credit quality and for maturity (397 days or less for individual securities, 90 days or less on average for the portfolio overall).*

*The regulations require money market funds to limit investments to the top two rating categories of credit quality and any unrated securities determined by the investment manager to be of equivalent quality. This fund typically exceeds this requirement by investing only in first-tier securities.*



# MAIN RISKS

Most of the fund's performance depends on interest rates. When interest rates fall, the fund's yields will typically fall as well. The fund is also subject to credit risk, which is the risk that issuers may fail, or become less able, to make payments when due.

The fund's emphasis on securities in the first tier of credit quality may mean that its yields are somewhat lower than those available from certain other money market funds. Over time, the fund may produce a lower return than bond or stock investments.

Because the fund normally concentrates in the financial services industries, factors influencing the health of those industries could have a significant negative effect on the fund's performance. These may include economic trends, governmental action, changes in interest rates, as well as the availability and cost of capital funds. Relatively recent legislation permits broad consolidation of financial services companies, the impact of which is difficult to predict. Competition among companies in different portions of the financial services sector has been increasing, a trend that is likely to continue.

Reverse repurchase agreements and securities lending could create leverage, which would amplify gains or losses. (To reduce that risk, the fund does not intend to invest the proceeds of any reverse repurchase agreement in instruments having a maturity longer than the agreement.) Investment in foreign securities may involve trading practices different from those in the United States, and custody of securities by foreign banks and depositories could expose the fund to some risk.

The fund's performance also could be affected if unexpected interest rate trends cause the fund's asset-backed securities to be paid off substantially earlier or later than expected. Performance could also be harmed if any of the fund's holdings has its credit rating reduced or goes into default.

### Other Risks

*Although the fund has maintained a stable share price since its inception, and intends to continue to do so, the share price could fluctuate, meaning that there is a chance that you could lose money by investing in the fund.*

*While the fund may hold securities that carry U.S. Government guarantees, these guarantees do not extend to shares of the fund itself and do not guarantee the market price of the security. Securities issued or guaranteed by U.S. Government agencies or instrumentalities may not be backed by the full faith and credit of the U.S. Treasury.*

*When the fund anticipates adverse market, economic, political or other conditions, it may temporarily depart from its policy of concentrating in the financial services group of industries. This could help the fund avoid losses but may mean lost opportunities.*



# PERFORMANCE

The charts below provide an indication of the risks of investing in the fund. The bar chart shows how the fund's performance has varied from year to year. The bar chart does not reflect any reduction for taxes that a shareholder might have paid on taxable fund distributions or on the redemption of fund shares at a gain. The table next to the chart shows what the return would equal if you averaged out actual performance over various lengths of time. This information is based on past performance; it's not a prediction of future results.

**Year-by-Year % Returns** as of 12/31 each year



1993 '94 '95 '96 '97 '98 '99 '00 '01 '02

2.64  3.72  5.45  4.92  5.12  5.08  4.68  5.94  3.75  1.41

Best quarter: Q4 '00, 1.55%
Worst quarter: Q4 '02, 0.27%

**Average Annual Total % Returns** as of 12/31/2002

|  | 1 Year | 5 Years | 10 Years |
|---|---|---|---|
| **Cash Reserves** | 1.41 | 4.16 | 4.26 |

➲ *Performance Measures*

*The information on this page provides different measures of the fund's total return. Total return includes the effect of distributions as well as changes in share price, if any should occur. The figures assume that all distributions were reinvested in the fund and include all fund expenses.*

*To obtain the fund's current yield, call 800-877-9700 or visit our website at www.nb.com. The current yield is the fund's net income over a recent seven-day period expressed as an annual rate of return.*



# INVESTOR EXPENSES

The fund does not charge you any fees for buying, selling, or exchanging shares, or for maintaining your account. Your only fund cost is your share of annual operating expenses. The expense example can help you compare costs among funds.

**Fee Table**

| Shareholder Fees | None |
|---|---|
| **Annual operating expenses** (% of average net assets)* | |
| These are deducted from fund assets, so you pay them indirectly. | |
| Management fees | 0.51 |
| **Plus:** Distribution (12b-1) fees | None |
| Other expenses | 0.09 |
| **Equals:** Total annual operating expenses | 0.60 |

**Expense Example**

The example assumes that you invested $10,000 for the periods shown, that you earned a hypothetical 5% total return each year, and that the fund's expenses were those in the table at left. Your costs would be the same whether you sold your shares or continued to hold them at the end of each period. Actual performance and expenses may be higher or lower.

| | 1 Year | 3 Years | 5 Years | 10 Years |
|---|---|---|---|---|
| Expenses | $61 | $192 | $335 | $750 |

*\* The figures in the table are based on last year's expenses.*



# MANAGEMENT

**Theodore P. Giuliano** and **Catherine L. Waterworth** are Vice Presidents of Neuberger Berman Management and Managing Directors of Neuberger Berman, LLC. Giuliano is the manager of the Fixed Income Group of Neuberger Berman, which he helped establish in 1984. Prior to joining Neuberger Berman in 1998, Waterworth was a managing director of high-grade fixed income at a major investment firm. Giuliano and Waterworth have been co-managers of the fund since 1996 and 2002, respectively.

**Cynthia Damian** and **Alyssa Juros** are Vice Presidents of Neuberger Berman Management and Neuberger Berman, LLC. Damian and Juros have been at Neuberger Berman since 1991 and 1989, respectively, and have been both fixed income traders and portfolio managers. Both have been associate managers of the fund since 2002.

Neuberger Berman Management is the fund's investment manager, administrator, and distributor. It engages Neuberger Berman, LLC as sub-adviser to provide investment research and related services. Together, the firms and their affiliates manage $56.1 billion in total assets (as of 12/31/2002) and continue an asset management history that began in 1939. For the 12 months ended 10/31/2002, the management/administration fees paid to Neuberger Berman Management by the fund were 0.51% of average net assets.



# FINANCIAL HIGHLIGHTS

| Year Ended October 31, | 1998 | 1999 | 2000 | 2001 | **2002** |
|---|---|---|---|---|---|
| **Per-share data ($)** | | | | | |
| Data apply to a single share throughout each year indicated. You can see what the fund earned (or lost), what it distributed to investors, and how its share price changed. | | | | | |
| Share price (NAV) at beginning of year | 1.0000 | 1.0000 | 1.0000 | 1.0000 | **1.0001** |
| **Plus:** Income from investment operations | | | | | |
| Net investment income | 0.0499 | 0.0453 | 0.0562 | 0.0440 | **0.0154** |
| Net gains/losses - realized | - | - | - | 0.0001 | **(0.0000)** |
| Subtotal: income from investment operations | 0.0499 | 0.0453 | 0.0562 | 0.0441 | **0.0154** |
| **Minus:** Distributions to shareholders | | | | | |
| Income dividends | 0.0499 | 0.0453 | 0.0562 | 0.0440 | **0.0154** |
| Capital gain distributions | - | - | - | - | **0.0001** |
| Subtotal: distributions to shareholders | 0.0499 | 0.0453 | 0.0562 | 0.0440 | **0.0155** |
| **Equals:** Share price (NAV) at end of year | 1.0000 | 1.0000 | 1.0000 | 1.0001 | **1.0000** |
| | | | | | |
| **Ratios (% of average net assets)** | | | | | |
| The ratios show the fund's expenses and net investment income - as they actually are as well as how they would have been if certain expense offset arrangements had not been in effect. | | | | | |
| Net expenses - actual | 0.63 | 0.61 | 0.60 | 0.55 | **0.60** |
| Expenses[1] | 0.64 | 0.61 | 0.60 | 0.55 | **0.60** |
| Net investment income - actual | 5.00 | 4.55 | 5.61 | 4.59 | **1.54** |
| | | | | | |
| **Other data** | | | | | |
| Total return shows how an investment in the fund would have performed over each year, assuming all distributions were reinvested. | | | | | |
| Total return (%) | 5.10 | 4.63 | 5.76 | 4.49 | **1.56** |
| Net assets at end of year (in millions of dollars) | 1,024.6 | 1,104.2 | 1,324.8 | 1,116.0 | **842.0** |

*All of the above figures have been audited by Ernst & Young LLP, the fund's independent auditors. Their report, along with full financial statements, appears in the fund's most recent shareholder report (see back cover).*

[1] *Shows what this ratio would have been if there had been no expense offset arrangments.*



Neuberger Berman

# Government Money Fund

Ticker Symbol: **NBGXX**

## GOAL & STRATEGY

***The fund seeks maximum safety and liquidity with the highest available current income.***

To pursue this goal, the fund normally invests at least 80% of its net assets in securities issued or guaranteed as to principal or interest by the U.S. Government, its agencies or instrumentalities, including repurchase agreements collateralized by these same types of securities. With respect to one-third of its total assets (including the value of any loan collateral), the fund may engage in reverse repurchase agreements and securities lending, and may invest the proceeds. The fund seeks to maintain a stable $1.00 share price. A portion of the fund's dividends is generally exempt from state and local income taxes (but not federal income tax) to the extent derived from interest on securities issued by the U.S. Government or certain of its agencies (but not interest derived from repurchase agreements on those securities).

The managers monitor a range of economic and financial factors, in order to weigh the yields of securities of various maturities against their levels of interest rate risk. Based on their analysis, the managers invest the fund's assets in a mix of securities that is intended to provide as high a yield as possible without violating the fund's credit quality policies or jeopardizing the stability of its share price.

The fund is authorized to change its goal without shareholder approval, although it does not currently intend to do so. The fund will not change its strategy of normally investing at least 80% of net assets in securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities without providing shareholders at least 60 days' advance notice. The term “net assets” here includes the amount of any borrowings for investment purposes.

### ➲ *Money Market Funds*

***Money market funds are subject to federal regulations designed to help maintain liquidity and a stable share price. The regulations set strict standards for credit quality and for maturity (397 days or less for individual securities, 90 days or less on average for the portfolio overall).***

***By typically investing only in securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities, this fund maintains even more stringent quality standards than money market fund regulations require.***

### ➲ *State Tax Exemptions*

***Because the interest on income from direct obligations of the U.S. Government and certain of its agencies is exempt from state and local income taxes, a part of the fund's dividends generally is too. Investors in higher tax brackets who live in areas with substantial income tax rates may realize higher after-tax yields from this fund than from certain fully taxable money funds.***



# MAIN RISKS

Most of the fund's performance depends on interest rates. When interest rates fall, the fund's yields will typically fall as well.

The fund's emphasis on the high credit quality of its investments may mean that its yields are lower than those available from certain other money market funds, on either a before- or after-tax basis. Over time, the fund may produce lower returns than bond or stock investments. Although the fund's average yield has outpaced inflation over the long term, it may not always do so. Your results relative to the rate of inflation will, of course, be affected by any taxes you pay on fund distributions.

Reverse repurchase agreements and securities lending could create leverage, which would amplify gains or losses. (To reduce that risk, the fund does not intend to invest the proceeds of any reverse repurchase agreement in instruments having a maturity longer than the agreement.)

Not all securities issued or guaranteed by U.S. Government agencies or instrumentalities are backed by the full faith and credit of the U.S. Treasury. Some are backed by the right of the issuing entity to borrow from the Treasury, while others are supported by Treasury's discretionary authority to lend to the issuer, and still others are backed only by the issuing entity. This means there is at least some possibility of default.

### Other Risks

*Although the fund has maintained a stable share price since its inception, and intends to continue to do so, the share price could fluctuate, meaning that there is a chance that you could lose money by investing in the fund.*

*While securities in the fund's portfolio carry U.S. Government guarantees, these guarantees do not extend to shares of the fund itself and do not guarantee the market prices of the portfolio securities.*



# PERFORMANCE

The charts below provide an indication of the risks of investing in the fund. The bar chart shows how the fund's performance has varied from year to year. The bar chart does not reflect any reduction for taxes that a shareholder might have paid on taxable fund distributions or on the redemption of fund shares at a gain. The table next to the chart shows what the return would equal if you averaged out actual performance over various lengths of time. This information is based on past performance; it's not a prediction of future results.

**Year-by-Year % Returns** as of 12/31 each year**\***



1993 '94 '95 '96 '97 '98 '99 '00 '01 '02

2.50 3.41 5.16 4.69 4.75 4.65 4.19 5.40 3.67 1.36

Best quarter: Q4 '00, 1.41%
Worst quarter: Q4 '02, 0.31%

**Average Annual Total % Returns** as of 12/31/2002**\***

|  | 1 Year | 5 Years | 10 Years |
|---|---|---|---|
| **Government Money Fund** | 1.36 | 3.85 | 3.97 |

*\* Returns would have been lower if Neuberger Berman Management had not waived certain fees during the periods shown.*

## ➲ *Performance Measures*

*The information on this page provides different measures of the fund's total return. Total return includes the effect of distributions as well as changes in share price, if any should occur. The figures assume that all distributions were reinvested in the fund and include all fund expenses.*

*To obtain the fund's current yield, call 800-877-9700 or visit our website at www.nb.com. The current yield is the fund's net income over a recent seven-day period expressed as an annual rate of return.*



# INVESTOR EXPENSES

The fund does not charge you any fees for buying, selling, or exchanging shares, or for maintaining your account. Your only fund cost is your share of annual operating expenses. The expense example can help you compare costs among funds.

**Fee Table**

| Shareholder Fees | | None |
|---|---|---|
| **Annual operating expenses** (% of average net assets)* | | |
| These are deducted from fund assets, so you pay them indirectly. | | |
| | Management fees | 0.50 |
| **Plus:** | Distribution (12b-1) fees | None |
| | Other expenses | 0.05 |
| **Equals:** | Total annual operating expenses | 0.55 |

**Expense Example**

The example assumes that you invested $10,000 for the periods shown, that you earned a hypothetical 5% total return each year, and that the fund's expenses were those in the table at left. Your costs would be the same whether you sold your shares or continued to hold them at the end of each period. Actual performance and expenses may be higher or lower.

| | 1 Year | 3 Years | 5 Years | 10 Years |
|---|---|---|---|---|
| Expenses | $56 | $176 | $307 | $689 |

*\* The figures in the table are based on last year's expenses.*



# MANAGEMENT

**Theodore P. Giuliano** and **Catherine L. Waterworth** are Vice Presidents of Neuberger Berman Management and Managing Directors of Neuberger Berman, LLC. Giuliano is the manager of the Fixed Income Group of Neuberger Berman, which he helped establish in 1984. Prior to joining Neuberger Berman in 1998, Waterworth was a managing director of high-grade fixed income at a major investment firm. Giuliano and Waterworth have been co-managers of the fund since 1996 and 2002, respectively.

**Cynthia Damian** and **Alyssa Juros** are Vice Presidents of Neuberger Berman Management and Neuberger Berman, LLC. Damian and Juros have been at Neuberger Berman since 1991 and 1989, respectively, and have been both fixed income traders and portfolio managers. Both have been associate managers of the fund since 2002.

Neuberger Berman Management is the fund's investment manager, administrator, and distributor. It engages Neuberger Berman, LLC as sub-adviser to provide investment research and related services. Together, the firms and their affiliates manage $56.1 billion in total assets (as of 12/31/2002) and continue an asset management history that began in 1939. For the 12 months ended 10/31/2002, the management/administration fees paid to Neuberger Berman Management by the fund were 0.50% of average net assets.



# FINANCIAL HIGHLIGHTS

| Year Ended October 31, | 1998 | 1999 | 2000 | 2001 | **2002** |
|---|---|---|---|---|---|
| **Per-share data ($)** | | | | | |
| Data apply to a single share throughout each year indicated. You can see what the fund earned (or lost), what it distributed to investors, and how its share price changed. | | | | | |
| Share price (NAV) at beginning of year | 1.0000 | 1.0001 | 1.0000 | 1.0000 | **1.0000** |
| **Plus:** Income from investment operations | | | | | |
| Net investment income | 0.0459 | 0.0406 | 0.0509 | 0.0423 | **0.0149** |
| Net gains/losses - realized | 0.0001 | - | - | - | **0.0000** |
| Subtotal: income from investment operations | 0.0460 | 0.0406 | 0.0509 | 0.0423 | **0.0149** |
| **Minus:** Distributions to shareholders | | | | | |
| Income dividends | 0.0459 | 0.0406 | 0.0509 | 0.0423 | **0.0149** |
| Capital gain distributions | - | 0.0001 | - | - | **0.0000** |
| Subtotal: distributions to shareholders | 0.0459 | 0.0407 | 0.0509 | 0.0423 | **0.0149** |
| **Equals:** Share price (NAV) at end of year | 1.0001 | 1.0000 | 1.0000 | 1.0000 | **1.0000** |
| | | | | | |
| **Ratios (% of average net assets)** | | | | | |
| The ratios show the fund's expenses and net investment income - as they actually are as well as how they would have been if certain expense reimbursement and offset arrangements had not been in effect. | | | | | |
| Net expenses - actual | 0.63 | 0.60 | 0.67 | 0.59 | **0.47** |
| Gross Expenses[1] | - | - | - | - | **0.55** |
| Expenses [2] | 0.64 | 0.60 | 0.67 | 0.59 | **0.47** |
| Net investment income - actual | 4.61 | 4.08 | 4.99 | 3.92 | **1.45** |
| | | | | | |
| **Other data** | | | | | |
| Total return shows how an investment in the fund would have performed over each year, assuming all distributions were reinvested. | | | | | |
| Total return (%) | 4.69 | 4.14 | 5.22 | 4.31 | **1.50**[3] |
| Net assets at end of year (in millions of dollars) | 367.6 | 653.4 | 303.8 | 571.9 | **1,345.2** |

*All of the above figures have been audited by Ernst & Young LLP, the fund's independent auditors. Their report, along with full financial statements, appears in the fund's most recent shareholder report (see back cover).*

[1] *Shows what this ratio would have been if there had been no expense reimbrusement.*

[2] *Shows what this ratio would have been if there had been no expense offset arrangements.*

[3] *Would have been lower if Neuberger Berman Management had not reimbursed certain expenses.*



Neuberger Berman

# High Income Bond Fund

Ticker Symbol: **NBHIX**

## GOAL & STRATEGY

***The fund seeks high total returns consistent with capital preservation.***

To pursue this goal, the fund normally invests primarily in a diversified portfolio of U.S. intermediate-term, high-yield corporate bonds (including those sometimes known as junk bonds) with maturities of 10 years or less rated at the time of investment "Baa1" to "B3" by Moody's Investors Service Inc. ("Moodys"), or "BBB+" to "B-" by Standard & Poor's ("S&P"), or unrated bonds deemed by Neuberger Berman Management to be of comparable quality. Most of these bonds are below investment grade and, under rating agency guidelines, involve a greater risk than investment grade bonds that the issuer will default in the timely payment of interest and principal or fail to comply with the other terms of the contract over a period of time.

The fund focuses on high yield bonds with a target yield of 300-500 basis points above the U.S. Treasury security of corresponding maturity, and seeks to maintain an average credit quality of "Ba3" by Moody's or "BB-" by S&P by concentrating on the middle to high end of the non-investment-grade spectrum. The fund invests its assets in a broad range of issuers and industries. The fund's portfolio normally expects to have an assumed dollar-weighted average maturity between five and seven years. The fund manages credit risk and minimizes interest rate risk through credit analysis, credit diversity and emphasis on short- to intermediate-term maturities. Depending on market and issuer specific conditions, the fund generally sells any bonds within a reasonable period of time after they fall below "B3" by Moody's or "B-" by S&P.

The fund is suitable for investors who seek a total return in excess of the return typically offered by U.S. Treasury securities and who are comfortable with the risks associated with investing in a portfolio made up primarily of U.S. intermediate-term, high yield bonds of the credit quality in which the fund invests.

### ➲ *High Yield Bonds*

***"High yield bonds" are fixed income securities rated in the lowest investment grade category (BBB/Baa) or lower or unrated bonds deemed by the managers to be of comparable quality. These securities typically offer investors higher yields than other fixed income securities. The higher yields are justified by the weaker credit profiles of high yield issuers as compared to investment grade issuers. High yield bonds include debt obligations of all types issued by U.S and non-U.S. corporate and governmental issuers, including bonds, debentures and notes, and preferred stocks that have priority over any other class of stock of the issuer as to the distribution of assets or the payment of dividends. A high yield bond itself may be convertible into or exchangeable for equity securities, or it may carry with it the right to acquire equity securities evidenced by warrants attached to the bond or acquired as part of a unit with the bond.***

***The fund normally invests at least 80% of the sum of its net assets plus any borrowings for investment purposes in bonds and other debt securities. It will not alter this policy without providing shareholders at least 60 days' advance notice.***

## ➲ *Debt Securities*

*Debt securities differ in their interest rates and maturities, among other factors. The fund managers' expectations as to future changes in interest rates will influence the maturity of the debt securities comprising the fund's portfolio. For example, if the fund managers expect interest rates to rise they may invest more heavily in bonds with shorter maturities, with the intention of benefiting the fund from purchases of longer-term bonds after rates have risen. Conversely, if the fund managers expect interest rates to fall, they may invest more heavily in bonds with longer maturities, with the intention of taking advantage of the high rates then available. Under normal market conditions, the fund managers anticipate that the fund's portfolio will have an assumed dollar-weighted average maturity between five and seven years. By maintaining such a maturity, over the course of a year the fund managers can reinvest approximately 20% of the fund's capital at current rates, minimizing potential volatility in a changing interest rate environment.*



# MAIN RISKS

Much of the fund's performance depends on what happens in the high yield bond market. The market's behavior is unpredictable, particularly in the short term. Because of this, the value of your investment will rise and fall, and you could lose money.

By focusing on lower-rated bonds, the fund is subject to their risks, including the risk its holdings may:

- fluctuate more widely in price and yield than investment-grade bonds
- fall in price during times when the economy is weak or is expected to become weak
- be difficult to sell at the time and price the fund desires

The value of the fund's shares will fluctuate in response to:

- changes in interest rates; although the link between interest rates and bond prices tends to be weaker with lower-rated bonds than with investment-grade bonds, generally when interest rates decline, the value of the fund's investments will rise; conversely, when interest rates rise, the value of the fund's investments will decline; as a general matter, the longer the maturity of the portfolio, the greater is the effect of interest rate change;
- changes in the actual and perceived creditworthiness of the issuers of the fund's investments;
- social, economic or political factors;
- factors affecting the industry in which a particular issuer operates, such as competition or technological advances; and
- factors affecting an issuer directly, such as management changes, labor relations, collapse of key suppliers or customers, or material changes in overhead.

The fund will invest in bonds rated below investment grade. High yield bonds involve a greater risk than investment grade bonds, including greater price volatility and a greater risk that the issuer of such bonds will default in the timely payment of principal and interest. In addition, the fund may engage in active and frequent trading to achieve the fund's investment objective, which may result in increased transaction costs and adverse tax consequences.

Lower-rated bonds can be less liquid and therefore may carry higher transaction costs, which could affect the fund's performance.

Some debt securities in which the fund may invest allow the issuer to repay them early; these are referred to as "callable securities." Issuers will often repay the obligation underlying a callable security when interest rates are low. Therefore, to the extent the fund holds callable securities and the issuers repay the securities early, the fund may not benefit fully from the increase in value that other debt securities experience when rates decline. In addition, the fund likely would have to reinvest the proceeds of the payoff at current yields, which are lower than those paid by the callable security that was paid off.

### *Other Risks*

*The fund may use certain practices and securities involving additional risks.*

*The use of certain derivatives to hedge interest rate risk could affect fund performance if interest rates, or the derivatives, do not perform as expected.*

*Foreign securities could add to the ups and downs in the fund's share price, because foreign markets tend to be more volatile and currency exchange rates fluctuate.*

*When the fund anticipates adverse market, economic, political or other conditions, it may temporarily depart from its goal and invest substantially in high quality short-term debt instruments. This could help the fund avoid losses but may mean lost opportunities.*



# PERFORMANCE

The charts below provide an indication of the risks of investing in the fund. The bar chart shows how the fund's performance has varied from year to year. The bar chart does not reflect any reduction for taxes that a shareholder might have paid on taxable fund distributions or on the redemption of fund shares at a gain. The table next to the chart shows what the return would equal if you averaged out actual performance over various lengths of time and compares the return with one or more measures of market performance. This information is based on past performance (before and after taxes); it's not a prediction of future results.

**Year-by-Year % Returns** as of 12/31 each year*



1993 '94 '95 '96 '97 '98 '99 '00 '01 '02

14.29
0.47
14.42
11.01 11.22
3.61 4.20 4.81
9.15
6.50

**Best quarter: Q1 '93, 4.54%**
**Worst quarter: Q3 '98, -2.45%**

**Average Annual Total % Returns** as of 12/31/2002*

| | 1 Year | 5 Years | Since 4/1 1996** | 10 Years |
|---|---|---|---|---|
| **High Income Bond Fund** | | | | |
| Return Before Taxes | 6.50 | 5.64 | 7.19 | 7.87 |
| Return After Taxes on Distributions | 3.63 | 2.41 | 3.65 | NA*** |
| Return After Taxes on Distributions and Sale of Fund Shares | 3.93 | 2.85 | 3.96 | NA*** |
| Lehman Brothers Intermediate Ba High Yield Index | -0.70 | 4.16 | 5.99 | 7.47 |

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns are not relevant to investors who hold their fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

**Index Description:**
The Lehman Brothers Intermediate Ba High Yield Index is an unmanaged index composed of Ba rated bonds with maturities of less than 10 years.

*\* This fund is the successor to the Lipper High Income Bond Fund ("Lipper Fund"). Prior to September 7, 2002, the total return and year-by-year return data reflects performance of the Lipper Fund Premier Class for the period April 1, 1996 through September 6, 2002 and the performance of Lipper Fund's predecessor partnership for the period January 1, 1993 through March 31, 1996, as applicable. On April 1, 1996, Lipper Fund's predecessor partnership transferred its assets to Lipper Fund in exchange for Lipper Fund's Premier Class Shares. The investment policies, objectives, guidelines and restrictions of the fund are in all material respects equivalent to those of the Lipper Fund, which were in all material respects equivalent to those of its predecessor partnership. As mutual funds registered under the Investment Company Act of 1940 ("1940 Act"), the fund is, and Lipper Fund was, subject to certain restrictions under the 1940 Act and the Internal Revenue Code to which Lipper Fund's predecessor partnership was not subject. Had Lipper Fund's predecessor partnership been registered under the 1940 Act and been subject to the provisions of the 1940 Act and the Internal Revenue Code, its investment performance may have been adversely affected. Returns would have been lower if the manager of the Lipper Fund had not waived certain of its fees during the periods shown.*
*\* \*The Lipper Fund was registered under the 1940 Act as of April 1, 1996.*
*\*\*\* After-tax returns are not provided since the inception of the Lipper Fund's predecessor partnership, because the partnership's tax treatment was different than that of a registered investment company.*

## ➲ *Performance Measures*

*The information on this page provides different measures of the fund's total return. Total return includes the effect of distributions as well as changes in share price. The figures assume that all distributions were reinvested in the fund.*

*The table compares the fund's returns to those of a broad-based market index. The fund's performance figures include all of its expenses; but the index does not include costs of making investments or any tax consequences.*

*To obtain the fund's current yield, call 800-877-9700 or visit our website at www.nb.com. The current yield is the fund's net income over a 30-day period expressed as an annual rate of return.*



# INVESTOR EXPENSES

The fund does not charge you any fees for buying, selling, or exchanging shares, or for maintaining your account. Your only fund cost is your share of annual operating expenses. The expense example can help you compare costs among funds.

**Fee Table**

| Shareholder Fees | None |
|---|---|
| **Annual operating expenses** (% of average net assets) | |
| These are deducted from fund assets, so you pay them indirectly. | |
| Management fees | 0.75 |
| **Plus:** Distribution (12b-1) fees | None |
| Other expenses* | 0.17 |
| **Equals:** Total annual operating expenses** | 0.92 |

**Expense Example**

The example assumes that you invested $10,000 for the periods shown, that you earned a hypothetical 5% total return each year, and that the fund's expenses were those in the table at left. Your costs would be the same whether you sold your shares or continued to hold them at the end of each period. Actual performance and expenses may be higher or lower.

|  | 1 Year | 3 Years | 5 Years | 10 Years |
|---|---|---|---|---|
| Expenses | $94 | $293 | $509 | $1,131 |

*\* Other expenses are based on estimated amounts for the current fiscal year.*
*\* \*Total annual operating expenses reflect estimated expenses for the fund. These expenses are lower than the expenses paid for the fiscal year ended December 31, 2001 by the Lipper Fund Premier Class shares, the fund's predecessor, because the fund now has different fees under its management, administration and custody contracts.*



# MANAGEMENT

**Wayne Plewniak,** a Vice President of Neuberger Berman Management and a Managing Director of Neuberger Berman, LLC, is the portfolio manager of the fund and Senior Portfolio Manager of the Neuberger Berman High Yield Fixed Income Group. He has managed the fund's assets since 2002. He managed Lipper High Income Bond Fund, the fund's predecessor, from its inception in 1992 to 2002.

**Daniella Coules** and **Robert S. Franklin** are Vice Presidents of Neuberger Berman Management, Managing Directors of Neuberger Berman, LLC and Portfolio Managers in the Neuberger Berman High Yield Fixed Income Group. They have provided assistance in managing the fund since 2002. Ms. Coules had been a Vice President of The Lipper Funds, Inc. and a Fixed Income Analyst at Lipper & Company, LP, since 1998 and prior to that time was a research analyst at two investment firms. From 1997 to 1999, Mr. Franklin was vice president and high yield research analyst for a prominent investment firm and from 1988 to 1997 was a vice president and senior credit analyst for a major credit rating agency. From 2001 to 2002, he managed the Neuberger Berman High Yield Bond Fund.

Neuberger Berman Management is the fund's investment manager, administrator, and distributor. It engages Neuberger Berman, LLC as sub-adviser to provide investment research and related services. Together, the firms and their affiliates manage $56.1 billion in total assets (as of 12/31/2002) and continue an asset management history that began in 1939. For investment management/administration services the fund will pay Neuberger Berman Management a fee at the annual rate of 0.75% of average net assets.



# FINANCIAL HIGHLIGHTS

| Year Ended December 31, | 1997 | 1998 | 1999 | 2000 | 2001 | 2002[1] |
|---|---|---|---|---|---|---|
| **Per-share data ($)** | | | | | | |
| Data apply to a single share throughout each period indicated. You can see what the fund earned (or lost), what it distributed to investors, and how its share price changed. | | | | | | |
| Share price (NAV) at beginning of period | 10.18 | 10.11 | 9.57 | 9.22 | 8.90 | **9.03** |
| **Plus:** Income from investment operations | | | | | | |
| Net investment income | 0.91 | 0.84 | 0.74 | 0.75 | 0.69 | **0.52[5]** |
| Net gains/losses - realized and unrealized | 0.19 | (0.48) | (0.35) | (0.33) | 0.12 | **(0.21)[5]** |
| Subtotal: income from investment operations | 1.10 | 0.36 | 0.39 | 0.42 | 0.81 | **0.31** |
| **Minus:** Distributions to shareholders | | | | | | |
| Income dividends | 0.91 | 0.86 | 0.74 | 0.74 | 0.68 | **0.53** |
| Distributions (in excess of net investment income) | - | 0.00 | - | - | - | **-** |
| Capital gain distributions | 0.26 | 0.04 | - | - | - | **-** |
| Subtotal: distributions to shareholders | 1.17 | 0.90 | 0.74 | 0.74 | 0.68 | **0.53** |
| **Equals:** Share price (NAV) at end of period | 10.11 | 9.57 | 9.22 | 8.90 | 9.03 | **8.81** |
| | | | | | | |
| **Ratios (% of average net assets)** | | | | | | |
| The ratios show the fund's expenses and net investment income - as they actually are as well as how they would have been if certain expense reimbursement/waiver and offset arrangements had not been in effect. | | | | | | |
| Net expenses - actual | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | **1.00[6]** |
| Gross expenses[2] | 1.16 | 1.15 | 1.15 | 1.18 | 1.15 | **1.31[6]** |
| Expenses[3] | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | **1.00[6]** |
| Net investment income - actual | 8.58 | 8.50 | 7.72 | 8.15 | 7.54 | **6.96[5][6]** |
| | | | | | | |
| **Other data** | | | | | | |
| Total return shows how an investment in the fund would have performed over each period, assuming all distributions were reinvested. The turnover rate reflects how actively the fund bought and sold securities. | | | | | | |
| Total return (%)[4] | 11.22 | 3.61 | 4.20 | 4.81 | 9.27 | **3.52[7]** |
| Net assets at end of year (in millions of dollars) | 85.2 | 85.7 | 66.2 | 60.3 | 92.8 | **148.6** |
| Portfolio turnover rate (%) | 105 | 110 | 103 | 63 | 85 | **95[8]** |

*The figures above through December 31, 2001, are from the fund's predecessor fund, the Lipper High Income Bond Fund Premier Class and have been audited by PricewaterhouseCoopers, LLP, the predecessor fund's independent public accountants. The figures above for the ten months ended October 31, 2002 have been audited by Ernst & Young LLP, the fund's independent auditors. Their report, along with full financial statements, appears in the fund's most recent shareholder report (see back cover).*

[1] *Period from 12/31/2001 (previous Lipper High Income Bond Fund year end) to 10/31/2002.*

[2] *Shows what the ratio would have been if there had been no expense reimbursement.*

[3] *Shows what this ratio would have been if there had been no expense offset arrangements.*

[4] *Would have been lower if certain expenses had not been reimbursed.*

[5] *With the adoption of the AICPA Audit and Accounting Guide for Investment Companies, net investment income (loss) per share decreased by $.01, net gains or losses on securities increased by $.01, and the ratio of net investment income (loss) to average net assets decreased by .19%.*

[6] *Annualized.*

[7] *Not annualized.*

[8] *Excludes purchases and sales of securities by Neuberger Berman High Yield Bond Fund prior to the merger date.*

Neuberger Berman

# Limited Maturity Bond Fund

Ticker Symbol: **NLMBX**



## GOAL & STRATEGY

*The fund seeks the highest available current income consistent with liquidity and low risk to principal; total return is a secondary goal.*

To pursue these goals, the fund invests mainly in investment-grade bonds and other debt securities from U.S. Government and corporate issuers. These may include mortgage- and asset-backed securities. To enhance yield and add diversification, the fund may invest up to 10% of net assets in securities that are below investment grade, provided that, at the time of purchase, they are rated at least B by Moody's or Standard & Poor's or, if unrated by either of these, deemed by the managers to be of comparable quality. When the managers believe there are attractive opportunities in foreign markets, the fund may also invest in foreign debt securities to enhance yield and/or total return.

The fund seeks to reduce credit risk by diversifying among many issuers and different types of securities. Although it may invest in securities of any maturity, under normal circumstances it maintains an average portfolio duration of four years or less.

The managers monitor national trends in the corporate and government securities markets, as well as a range of economic and financial factors. If particular sectors of the bond market appear relatively inexpensive, the managers may increase the fund's exposure in those sectors and decrease exposure in other sectors. The managers look for securities that appear underpriced compared to securities of similar structure and credit quality. In choosing lower-rated securities, the managers generally look for bonds from issuers whose financial health appears comparatively strong, and that may have their credit ratings raised. The fund may sell securities if the managers find an opportunity they believe is more compelling or if the managers' outlook on the investment or the market changes.

The fund is authorized to change its goal without shareholder approval, although it does not currently intend to do so. The fund normally invests at least 80% of its net assets in bonds and other debt securities. The fund will not alter this policy without providing shareholders at least 60 days' advance notice.

### ➲ *Duration*

*Duration is a measure of a bond investment's sensitivity to changes in interest rates.*

*Typically, with a 1% change in interest rates, an investment's value may be expected to move in the opposite direction approximately 1% for each year of its duration.*

### ➲ *Bond Ratings*

*Most large issuers obtain ratings for their bonds from one or more independent rating agencies, although many bonds of all quality levels remain unrated.*

*The fund considers bonds rated in the top four categories of credit quality by at least one rating agency (and unrated bonds deemed by the managers to be of comparable quality) to be investment grade. Bonds rated no higher than the fifth or sixth category (BB/Ba or B) are considered non-investment grade. Many of these "junk bonds" are actually issued by reputable companies and offer attractive yields.*



# MAIN RISKS

Most of the fund's performance depends on what happens in the bond markets. The value of your investment will rise and fall, and you could lose money.

The fund's yield and total return will change with interest rate movements. When interest rates rise, the fund's share price will typically fall. The fund's sensitivity to this risk will increase with any increase in the fund's duration.

Some debt securities in which the fund may invest allow the issuer to repay them early; these are referred to as "callable securities." Issuers will often repay the obligation underlying a callable security when interest rates are low. Therefore, to the extent the fund holds callable securities and the issuers repay the securities early, the fund may not benefit fully from the increase in value that other debt securities experience when rates decline. In addition, the fund likely would have to reinvest the proceeds of the payoff at current yields, which are lower than those paid by the callable security that was paid off.

A downgrade or default affecting any of the fund's securities would affect the fund's performance. Performance could also be affected if unexpected interest rate trends cause the fund's mortgage- or asset-backed securities to be paid off substantially earlier or later than expected. Slower payoffs effectively increase duration, heightening interest rate risk. When interest rates fall, many mortgages are refinanced, and mortgage-backed securities may be repaid early. Thus, the fund may not experience the increase in market value from these securities that normally accompanies a decline in interest rates.

Foreign securities could add to the ups and downs in the fund's share price, because foreign markets tend to be more volatile and currency exchange rates fluctuate.

Over time, the fund may produce lower returns than stock investments and less conservative bond investments. Although the fund's average return has out-paced inflation over the long term, it may not always do so. Your results relative to the rate of inflation will, of course, be affected by any taxes you pay on fund distributions.

Due to the fund's limited duration and the need to sometimes change allocation among sectors, the fund may have a high portfolio turnover rate, which can mean higher taxable distributions and increased transaction costs.

### Other Risks

*The fund may use certain practices and securities involving additional risks.*

*The use of certain derivatives to hedge interest rate risk or produce income could affect fund performance if interest rates, or the derivatives, do not perform as expected.*

*Securities issued or guaranteed by U.S. Government agencies or instrumentalities may not be backed by the full faith and credit of the U.S. Treasury.*

*When the fund anticipates adverse market, economic, political or other conditions, it may temporarily depart from its goal and invest substantially in high-quality, short-term debt instruments. This could help the fund avoid losses but may mean lost opportunities.*



# PERFORMANCE

The charts below provide an indication of the risks of investing in the fund. The bar chart shows how the fund's performance has varied from year to year. The bar chart does not reflect any reduction for taxes that a shareholder might have paid on taxable fund distributions or on the redemption of fund shares at a gain. The table next to the chart shows what the return would equal if you averaged out actual performance over various lengths of time and compares the return with one or more measures of market performance. This information is based on past performance (before and after taxes); it's not a prediction of future results.

**Year-by-Year % Returns** as of 12/31 each year**\***



1993 '94  '95  '96  '97  '98  '99  '00  '01  '02

6.79    10.59    6.85  4.65         6.70   8.41  5.10
        4.50              1.64
-0.34

Best quarter: Q1 '01, 3.45%
Worst quarter: Q1 '94, -1.12%

**Average Annual Total % Returns** as of 12/31/2002**\***

|  | 1 Year | 5 Years | 10 Years |
|---|---|---|---|
| **Limited Maturity Bond Fund** | | | |
| Return Before Taxes | 5.10 | 5.28 | 5.45 |
| Return After Taxes on Distributions | 3.31 | 2.91 | 3.02 |
| Return After Taxes on Distributions and Sale of Fund Shares | 3.10 | 3.02 | 3.12 |
| Merrill Lynch 1-3 Year Treasury Index | 5.76 | 6.40 | 6.04 |

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns are not relevant to investors who hold their fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

**Index Description:**
The Merrill Lynch 1-3 Year Treasury Index is an unmanaged index of U.S. Treasuries with maturities between 1 and 3 years.

\* Returns would have been lower if Neuberger Berman Management had not waived certain fees during the periods shown.

## ➲ *Performance Measures*

*The information on this page provides different measures of the fund's total return. Total return includes the effect of distributions as well as changes in share price. The figures assume that all distributions were reinvested in the fund, and include all fund expenses.*

*The table compares the fund's returns to those of a broad-based market index. The fund's performance figures include all of its expenses, but the index does not include costs of making investments or any tax consequences.*

*To obtain the fund's current yield, call 800-877-9700 or visit our website at www.nb.com. The current yield is the fund's net income over a 30-day period expressed as an annual rate of return.*



# INVESTOR EXPENSES

The fund does not charge you any fees for buying, selling, or exchanging shares, or for maintaining your account. Your only fund cost is your share of annual operating expenses. The expense example can help you compare costs among funds.

**Fee Table**

| Shareholder Fees | | None |
|---|---|---|
| **Annual operating expenses** (% of average net assets)* | | |
| These are deducted from fund assets, so you pay them indirectly. | | |
| | Management fees | 0.52 |
| **Plus:** | Distribution (12b-1) fees | None |
| | Other expenses | 0.21 |
| **Equals:** | Total annual operating expenses | 0.73 |
| **Minus:** | Expense reimbursement | 0.03 |
| **Equals:** | Net expenses | 0.70 |

\* *Neuberger Berman Management (NBM) has contractually agreed to reimburse certain expenses of the fund through 10/31/2006, so that the total annual operating expenses of the fund are limited to 0.70% of average net assets. This arrangement does not cover interest, taxes, brokerage commissions, and extraordinary expenses. The fund has agreed to repay NBM for expenses reimbursed to the fund provided that repayment does not cause the fund's annual operating expenses to exceed 0.70% of its average net assets. Any such repayment must be made within three years after the year in which NBM incurred the expense. The figures in the table are based on last year's expenses.*

**Expense Example**

The example assumes that you invested $10,000 for the periods shown, that you earned a hypothetical 5% total return each year, and that the fund's expenses were those in the table at left. Your costs would be the same whether you sold your shares or continued to hold them at the end of each period. Actual performance and expenses may be higher or lower.

| | 1 Year | 3 Years | 5 Years | 10 Years |
|---|---|---|---|---|
| Expenses | $72 | $224 | $397 | $898 |



# MANAGEMENT

**Theodore P. Giuliano,** a Vice President of Neuberger Berman Management and a Managing Director of Neuberger Berman, LLC, is the manager of the Fixed Income Group of Neuberger Berman, which he helped establish in 1984. He has co-managed the fund's assets since 1996.

**Catherine L. Waterworth** is a Vice President of Neuberger Berman Management and Managing Director of Neuberger Berman, LLC. She has co-managed the fund's assets since December 1998. From 1995 to 1998, she was a managing director of high grade fixed income at a major investment firm.

Neuberger Berman Management is the fund's investment manager, administrator, and distributor. It engages Neuberger Berman, LLC as sub-adviser to provide investment research and related services. Together, the firms and their affiliates manage $56.1 billion in total assets (as of 12/31/2002) and continue an asset management history that began in 1939. For the 12 months ended 10/31/2002, the management/administration fees paid to Neuberger Berman Management by the fund's Investor Class were 0.52% of average net assets.



# FINANCIAL HIGHLIGHTS

| Year Ended October 31, | 1998 | 1999 | 2000 | 2001 | **2002** |
|---|---|---|---|---|---|
| **Per-share data ($)** | | | | | |
| Data apply to a single share throughout each year indicated. You can see what the fund earned (or lost), what it distributed to investors, and how its share price changed. | | | | | |
| Share price (NAV) at beginning of year | 10.03 | 9.91 | 9.51 | 9.31 | **9.78** |
| **Plus:** Income from investment operations | | | | | |
| Net investment income | 0.60 | 0.59 | 0.61 | 0.58 | **0.43**[4] |
| Net gains/losses - realized and unrealized | (0.12) | (0.40) | (0.20) | 0.47 | **(0.11)**[4][5] |
| Subtotal: income from investment operations | 0.48 | 0.19 | 0.41 | 1.05 | **0.32** |
| **Minus:** Distributions to shareholders | | | | | |
| Income dividends | 0.60 | 0.59 | 0.58 | 0.58 | **0.45** |
| Tax return of capital | - | - | 0.03 | - | **-** |
| Subtotal: distributions to shareholders | 0.60 | 0.59 | 0.61 | 0.58 | **0.45** |
| **Equals:** Share price (NAV) at end of year | 9.91 | 9.51 | 9.31 | 9.78 | **9.65** |
| | | | | | |
| **Ratios (% of average net assets)** | | | | | |
| The ratios show the fund's expenses and net investment income - as they actually are as well as how they would have been if certain expense reimbursement and offset arrangements had not been in effect. | | | | | |
| Net expenses - actual | 0.70 | 0.70 | 0.70 | 0.70 | **0.70** |
| Gross expenses[1] | 0.75 | 0.72 | 0.76 | 0.74 | **0.73** |
| Expenses[2] | 0.71 | 0.70 | 0.70 | 0.70 | **0.70** |
| Net investment income-actual | 6.03 | 5.98 | 6.43 | 6.05 | **4.44**[4] |
| | | | | | |
| **Other data** | | | | | |
| Total return shows how an investment in the fund would have performed over each year, assuming all distributions were reinvested. The turnover rate reflects how actively the fund bought and sold securities. | | | | | |
| Total return (%)[3] | 4.92 | 1.98 | 4.47 | 11.62 | **3.42** |
| Net assets at end of year (in millions of dollars) | 295.2 | 227.0 | 167.9 | 204.8 | **220.3** |
| Portfolio turnover rate (%) | 44 | 102 | 105 | 147 | **140** |

*All of the above figures have been audited by Ernst & Young LLP, the fund's independent auditors. Their report, along with full financial statements, appears in the fund's most recent shareholder report (see back cover).*

[1] *Shows what this ratio would have been if there had been no expense reimbursement.*

[2] *Shows what this ratio would have been if there had been no expense offset arrangements.*

[3] *Would have been lower if Neuberger Berman Management had not reimbursed certain expenses..*

[4] *With the adoption of the AICPA Audit and Accounting Guide for Investment Companies, net investment income per share decreased by $.02, net gains or losses on securities increased by $.02, and the ratio of net investment income to average net assets decreased by .26%.*

[5] *The amount shown may not agree with aggregate gains and losses because of the timing of sales and repurchases of fund shares.*



Neuberger Berman

# Municipal Money Fund

Ticker Symbol: **NBTXX**

## GOAL & STRATEGY

***The fund seeks the highest available current income exempt from federal income tax that is consistent with safety and liquidity.***

To pursue this goal, the fund normally invests at least 80% of its net assets in high-quality, short-term securities from municipal issuers around the country. The fund seeks to maintain a stable $1.00 share price. The fund's dividends are generally exempt from federal income tax. A portion of the dividends you receive may also be exempt from state and local income taxes, depending on where you live. The fund seeks to reduce credit risk by diversifying among many municipal issuers around the country.

The managers monitor a range of economic, financial and political factors, in order to weigh the yields of municipal securities of various types and maturities against their levels of interest rate and credit risk.

Based on their analysis, the managers invest the fund's assets in a mix of municipal securities that is intended to provide as high a tax-exempt yield as possible without violating the fund's credit quality policies or jeopardizing the stability of its share price.

The fund is authorized to change its goal without shareholder approval, although it does not currently intend to do so. The fund will not change its strategy of normally investing at least 80% of net assets in high-quality, short-term municipal securities without providing shareholders at least 60 days' advance notice.

### ➲ *Money Market Funds*

*Money market funds are subject to federal regulations designed to help maintain liquidity and a stable share price. The regulations set strict standards for credit quality and for maturity (397 days or less for individual securities, 90 days or less on average for the portfolio overall).*

*The regulations require money market funds to limit investments to the top two rating categories of credit quality and any unrated securities determined by the investment manager to be of equivalent quality.*

### ➲ *Tax-Equivalent Yields*

*To make accurate comparisons between tax-exempt and taxable yields, you should know your tax situation. Although the yields on taxable investments may be higher, tax-exempt investments may be the better choice on an after-tax basis.*



# MAIN RISKS

Most of the fund's performance depends on credit quality and interest rates. Because the fund emphasizes high credit quality, it could decide not to invest in higher yielding securities of lower credit quality. This may mean that its yield is lower than that available from certain other municipal money market funds.

When interest rates fall, the fund's yields typically will fall as well. Over time, the fund may produce lower returns than other bond or stock investments, and may not always keep pace with inflation.

Even among high-quality, short-term municipal securities, there is the risk that an issuer could go into default, which would affect the fund's performance. Performance could also be affected by political or regulatory changes, whether regional or national, and by developments concerning tax laws and tax-exempt securities.

To the extent that the fund invests in so-called private activity bonds, its dividends may be a tax preference item for purposes of the federal alternative minimum tax. Historically, these bonds have made up a significant portion of the fund's holdings. Consult your tax adviser for more information.

The fund is not an appropriate investment for tax-advantaged accounts, such as IRAs, and may not be beneficial for investors in low tax brackets.

### Other Risks

*Although the fund has maintained a stable share price since its inception and intends to continue to do so, the share price could fluctuate, meaning that there is a chance that you could lose money by investing in the fund.*

*When the fund anticipates adverse market, economic, political or other conditions, it may temporarily depart from its goal and invest substantially in high-quality, short-term taxable debt instruments. This strategy could help the fund avoid losses, but could produce income that is not tax-exempt and may mean lost opportunities.*



# PERFORMANCE

The charts below provide an indication of the risks of investing in the fund. The bar chart shows how the fund's performance has varied from year to year. The bar chart does not reflect any reduction for taxes that a shareholder might have paid on taxable fund distributions or on the redemption of fund shares at a gain. The table next to the chart shows what the return would equal if you averaged out actual performance over various lengths of time. This information is based on past performance; it's not a prediction of future results.

**Year-by-Year % Returns** as of 12/31 each year



1993 '94 '95 '96 '97 '98 '99 '00 '01 '02

1.79  2.29  3.30  2.80  3.03  2.86  2.67  3.52  2.26  0.87

Best quarter: Q4 '00, 0.94%
Worst quarter: Q1 '02, 0.20%

**Average Annual Total % Returns** as of 12/31/2002

|  | 1 Year | 5 Years | 10 Years |
|---|---|---|---|
| **Municipal Money Fund** | 0.87 | 2.43 | 2.54 |

➲ *Performance Measures*

*The information on this page provides different measures of the fund's total return. Total return includes the effect of distributions as well as changes in share price, if any should occur. The figures assume that all distributions were reinvested in the fund, and include all fund expenses.*

*To obtain the fund's current yield, call 800-877-9700 or visit our website at www.nb.com. The current yield is the fund's net income over a recent seven-day period expressed as an annual rate of return. You can also ask for information on how the fund's yields compare to taxable yields after taxes are taken into consideration.*



# INVESTOR EXPENSES

The fund does not charge you any fees for buying, selling, or exchanging shares, or for maintaining your account. Your only fund cost is your share of annual operating expenses. The expense example can help you compare costs among funds.

**Fee Table**

| Shareholder Fees | None |
|---|---|
| **Annual operating expenses** (% of average net assets)* | |
| These are deducted from fund assets, so you pay them indirectly. | |
| Management fees | 0.52 |
| **Plus:** Distribution (12b-1) fees | None |
| Other expenses | 0.10 |
| **Equals:** Total annual operating expenses | 0.62 |

**Expense Example**

The example assumes that you invested $10,000 for the periods shown, that you earned a hypothetical 5% total return each year, and that the fund's expenses were those in the table at left. Your costs would be the same whether you sold your shares or continued to hold them at the end of each period. Actual performance and expenses may be higher or lower.

|  | 1 Year | 3 Years | 5 Years | 10 Years |
|---|---|---|---|---|
| Expenses | $63 | $199 | $346 | $774 |

*\* The figures in the table are based on last year's expenses.*



# MANAGEMENT

**Theodore P. Giuliano**, a Vice President of Neuberger Berman Management and a Managing Director of Neuberger Berman, LLC, is the manager of the Fixed Income Group of Neuberger Berman, which he helped establish in 1984. He has co-managed the fund's assets since 1996.

**Thomas J. Brophy** and **Kelly M. Landron** are Vice Presidents of Neuberger Berman Management. Brophy is also a Managing Director of Neuberger Berman, LLC. They have co-managed the fund's assets since March 2000. From 1998 to 2000, Brophy was a portfolio manager and credit analyst for Neuberger Berman, LLC. From 1997 to 1998, he was a portfolio manager at another investment firm. From 1990 to 2000, Landron held positions in fixed income trading, analysis and portfolio management for Neuberger Berman, LLC.

Neuberger Berman Management is the fund's investment manager, administrator, and distributor. It engages Neuberger Berman, LLC as sub-adviser to provide investment research and related services. Together, the firms and their affiliates manage $56.1 billion in total assets (as of 12/31/2002) and continue an asset management history that began in 1939. For the 12 months ended 10/31/2002, the management/administration fees paid to Neuberger Berman Management by the fund were 0.52% of average net assets.



# FINANCIAL HIGHLIGHTS

| Year Ended October 31, | 1998 | 1999 | 2000 | 2001 | **2002** |
|---|---|---|---|---|---|
| **Per-share data ($)** | | | | | |
| Data apply to a single share throughout each year indicated. You can see what the fund earned (or lost), what it distributed to investors, and how its share price changed. | | | | | |
| Share price (NAV) at beginning of year | 0.9994 | 0.9997 | 0.9998 | 0.9997 | **0.9998** |
| **Plus:** Income from investment operations | | | | | |
| Net investment income | 0.0288 | 0.0256 | 0.0336 | 0.0269 | **0.0092** |
| Net gains/losses - realized | 0.0003 | 0.0001 | - | 0.0001[2] | - |
| Subtotal: income from investment operations | 0.0291 | 0.0257 | 0.0336 | 0.0270 | **0.0092** |
| **Minus:** Distributions to shareholders | | | | | |
| Income dividends | 0.0288 | 0.0256 | 0.0336 | 0.0269 | **0.0092** |
| Capital gain distributions | - | - | 0.0001 | - | - |
| Subtotal: distributions to shareholders | 0.0288 | 0.0256 | 0.0337 | 0.0269 | **0.0092** |
| **Equals:** Share price (NAV) at end of year | 0.9997 | 0.9998 | 0.9997 | 0.9998 | **0.9998** |
| | | | | | |
| **Ratios (% of average net assets)** | | | | | |
| The ratios show the fund's expenses and net investment income - as they actually are as well as how they would have been if certain expense offset arrangements had not been in effect. | | | | | |
| Net expenses - actual | 0.71 | 0.67 | 0.67 | 0.60 | **0.62** |
| Expenses[1] | 0.72 | 0.68 | 0.68 | 0.61 | **0.62** |
| Net investment income - actual | 2.88 | 2.58 | 3.33 | 2.60 | **0.92** |
| | | | | | |
| **Other data** | | | | | |
| Total return shows how an investment in the fund would have performed over each year, assuming all distributions were reinvested. | | | | | |
| Total return (%) | 2.92 | 2.59 | 3.41 | 2.72 | **0.93** |
| Net assets at end of year (in millions of dollars) | 221.5 | 293.8 | 255.5 | 455.2 | **533.3** |

*All of the above figures have been audited by Ernst & Young LLP, the fund's independent auditors. Their report, along with full financial statements, appears in the fund's most recent shareholder report (see back cover).*

[1] *Shows what this ratio would have been if there had been no expense offset arrangements.*

[2] *The amount shown may not agree with aggregate gains and losses because of the timing of sales and repurchases of fund shares.*

Neuberger Berman
# Municipal Securities Trust

Ticker Symbol: **NBMUX**



## GOAL & STRATEGY

*The fund seeks high current income exempt from federal income tax that is consistent with low risk to principal and liquidity; total return is a secondary goal.*

To pursue these goals, the fund normally invests at least 80% of its total assets in securities from municipal issuers around the country. All securities in which the fund invests must be investment grade (rated within the four highest categories or, if unrated, deemed by the managers to be of comparable quality). The fund's dividends are generally exempt from federal income tax. A portion of the dividends you receive may also be exempt from state and local income taxes, depending on where you live.

The fund seeks to minimize its exposure to credit risk by diversifying among many municipal issuers around the country and among the different types of municipal securities available. Although it may invest in securities of any maturity, under normal circumstances it maintains an average portfolio duration of ten years or less.

The managers monitor national trends in the municipal securities market, as well as a range of economic, financial and political factors. The managers analyze individual issues and look for securities that appear under-priced compared to securities of similar structure and credit quality, and securities that appear likely to have their credit ratings raised. To help maintain the portfolio's credit quality, the managers seek to avoid securities from states or regions with weaker economies or unusual revenue problems. The fund may sell securities if the managers find an opportunity they believe is more compelling or if the managers' outlook on the investment or the market changes.

The fund is authorized to change its goal without shareholder approval, although it does not currently intend to do so. The fund will not change its fundamental policy of normally investing at least 80% of total assets in securities from municipal issuers without shareholder approval.

### ➲ *Duration*

*Duration is a measure of a bond investment's sensitivity to changes in interest rates.*

*Typically, with a 1% change in interest rates, an investment's value may be expected to move in the opposite direction approximately 1% for each year of its duration.*

### ➲ *Tax-Equivalent Yields*

*To make accurate comparisons between tax-exempt and taxable yields, you should know your tax situation. Although the yields on taxable investments may be higher, tax-exempt investments may be the better choice on an after-tax basis.*



# MAIN RISKS

Most of the fund's performance depends on what happens in the municipal bond market. The value of your investment will rise and fall, and you could lose money.

The fund's yield and total return will change with interest rate movements. When interest rates rise, the fund's share price will typically fall. The fund's sensitivity to this risk will increase with any increase in the fund's duration.

Some debt securities in which the fund may invest allow the issuer to repay them early; these are referred to as "callable securities." Issuers will often repay the obligation underlying a callable security when interest rates are low. Therefore, to the extent the fund holds callable securities and the issuers repay the securities early, the fund may not benefit fully from the increase in value that other debt securities experience when rates decline. In addition, the fund likely would have to reinvest the proceeds of the payoff at current yields, which are lower than those paid by the callable security that was paid off.

A downgrade or default affecting any of the fund's securities would affect the fund's performance. Performance could also be affected by political or regulatory changes, whether regional or national, and by developments concerning tax laws and tax-exempt securities.

Because the fund emphasizes higher credit quality, it could decide not to invest in higher yielding securities of lower credit quality. This could mean that its yield may be lower than that available from certain other municipal bond funds.

Over time, the fund may produce lower returns than stock investments.

The fund is not an appropriate investment for tax-advantaged accounts, such as IRAs, and may not be beneficial for investors in low tax brackets.

### Other Risks

*The fund may use certain practices and securities involving additional risks.*

*The use of certain derivatives to hedge interest rate risk could affect fund performance if interest rates, or the derivatives, do not perform as expected.*

*To the extent that the fund invests in so-called private activity bonds, its dividends may be a tax preference item for purposes of the federal alternative minimum tax. Consult your tax adviser for more information.*

*When the fund anticipates adverse market, economic, political or other conditions, it may temporarily depart from its goal and invest substantially in high-quality, short-term taxable debt instruments. This strategy may mean lost opportunities and, along with any other investments in taxable securities or derivatives, could produce income that is not tax-exempt.*



# PERFORMANCE

The charts below provide an indication of the risks of investing in the fund. The bar chart shows how the fund's performance has varied from year to year. The bar chart does not reflect any reduction for taxes that a shareholder might have paid on taxable fund distributions or on the redemption of fund shares at a gain. The table next to the chart shows what the return would equal if you averaged out actual performance over various lengths of time and compares the return with one or more measures of market performance. This information is based on past performance (before and after taxes); it's not a prediction of future results.

**Year-by-Year % Returns** as of 12/31 each year**\***



1993 '94 '95 '96 '97 '98 '99 '00 '01 '02

9.54
-3.98
12.71
3.56
7.37
5.94
-1.25
9.02
4.75
9.65

Best quarter: Q1 '95, 5.34%
Worst quarter: Q1 '94, -3.54%

**Average Annual Total % Returns** as of 12/31/2002**\***

|  | 1 Year | 5 Years | 10 Years |
|---|---|---|---|
| **Municipal Securities Trust** |  |  |  |
| Return Before Taxes | 9.65 | 5.55 | 5.61 |
| Return After Taxes on Distributions | 9.54 | 5.53 | 5.56 |
| Return After Taxes on Distributions and Sales of Fund Shares | 7.49 | 5.26 | 5.36 |
| Lehman Brothers 7-Year GO Index | 9.99 | 5.99 | 6.34 |

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns are not relevant to investors who hold their fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

**Index Description:**
The Lehman Brothers 7-Year General Obligation Index is an unmanaged index of investment grade, tax-exempt general obligations (state and local).

*\* Returns would have been lower if Neuberger Berman Management had not waived certain fees during the periods shown.*

## ➲ *Performance Measures*

*The information on this page provides different measures of the fund's total return. Total return includes the effect of distributions as well as changes in share price. The figures assume that all distributions were reinvested in the fund, and include all fund expenses.*

*The table compares the fund's returns to those of a broad-based market index. The fund's performance figures include all of its expenses; but the index does not include costs of making investments or any tax consequences.*

*To obtain the fund's current yield, call 800-877-9700 or visit our website at www.nb.com. The current yield is the fund's net income over a 30-day period expressed as an annual rate of return. You can also ask for information on how the fund's yields compare to taxable yields after taxes are taken into consideration.*



# INVESTOR EXPENSES

The fund does not charge you any fees for buying, selling, or exchanging shares, or for maintaining your account. Your only fund cost is your share of annual operating expenses. The expense example can help you compare costs among funds.

**Fee Table**

| Shareholder Fees | | None |
|---|---|---|
| **Annual operating expenses** (% of average net assets)* | | |
| These are deducted from fund assets, so you pay them indirectly. | | |
| | Management fees | 0.52 |
| **Plus:** | Distribution (12b-1) fees | None |
| | Other expenses | 0.58 |
| **Equals:** | Total annual operating expenses | 1.10 |
| **Minus:** | Expense reimbursement | 0.45 |
| **Equals:** | Net expenses* | 0.65 |

*Neuberger Berman Management (NBM) has contractually agreed to reimburse certain expenses of the fund through 10/31/2006, so that the total annual operating expenses of the fund are limited to 0.65% of average net assets. This arrangement does not cover interest, taxes, brokerage commissions, and extraordinary expenses. The fund has agreed to repay NBM for expenses reimbursed to the fund provided that repayment does not cause the fund's annual operating expenses to exceed 0.65% of its average net assets. Any such repayment must be made within three years after the year in which NBM incurred the expense. The figures in the table are based on last year's expenses.*

**Expense Example**

The example assumes that you invested $10,000 for the periods shown, that you earned a hypothetical 5% total return each year, and that the fund's expenses were those in the table at left. Your costs would be the same whether you sold your shares or continued to hold them at the end of each period. Actual performance and expenses may be higher or lower.

| | 1 Year | 3 Years | 5 Years | 10 Years |
|---|---|---|---|---|
| Expenses | $66 | $208 | $468 | $1,211 |



# MANAGEMENT

**Theodore P. Giuliano,** a Vice President of Neuberger Berman Management and a Managing Director of Neuberger Berman, LLC, is the manager of the Fixed Income Group of Neuberger Berman, which he helped establish in 1984. He has co-managed the fund's assets since 1996.

**Thomas J. Brophy** and **Kelly M. Landron** are Vice Presidents of Neuberger Berman Management. Brophy is also a Managing Director of Neuberger Berman, LLC. They have co-managed the fund's assets since March 2000. From 1998 to 2000, Brophy was a portfolio manager and credit analyst for Neuberger Berman, LLC. From 1997 to 1998, he was a portfolio manager at another investment firm. From 1990 to 2000, Landron held positions in fixed income trading, analysis and portfolio management for Neuberger Berman, LLC.

Neuberger Berman Management is the fund's investment manager, administrator, and distributor. It engages Neuberger Berman, LLC as sub-adviser to provide investment research and related services. Together, the firms and their affiliates manage $56.1 billion in total assets (as of 12/31/2002) and continue an asset management history that began in 1939. For the 12 months ended 10/31/2002, the management/administration fees paid to Neuberger Berman Management by the fund were 0.52% of average net assets.



# FINANCIAL HIGHLIGHTS

| Year Ended October 31, | 1998 | 1999 | 2000 | 2001 | 2002 |
|---|---|---|---|---|---|
| **Per-share data ($)** | | | | | |
| Data apply to a single share throughout each year indicated. You can see what the fund earned (or lost), what it distributed to investors, and how its share price changed. | | | | | |
| Share price (NAV) at beginning of year | 11.02 | 11.34 | 10.78 | 11.00 | **11.62** |
| **Plus:** Income from investment operations | | | | | |
| Net investment income | 0.46 | 0.45 | 0.46 | 0.45 | **0.43** |
| Net gains/losses - realized and unrealized | 0.32 | (0.56) | 0.22 | 0.62 | **0.18** |
| Subtotal: income from investment operations | 0.78 | (0.11) | 0.68 | 1.07 | **0.61** |
| **Minus:** Distributions to shareholders | | | | | |
| Income dividends | 0.46 | 0.45 | 0.46 | 0.45 | **0.43** |
| **Equals:** Share price (NAV) at end of year | 11.34 | 10.78 | 11.00 | 11.62 | **11.80** |
| | | | | | |
| **Ratios (% of average net assets)** | | | | | |
| The ratios show the fund's expenses and net investment income - as they actually are as well as how they would have been if certain expense reimbursement and offset arrangements had not been in effect. | | | | | |
| Net expenses - actual | 0.65 | 0.65 | 0.65 | 0.65 | **0.65** |
| Gross expenses[1] | 1.11 | 1.07 | 1.22 | 1.07 | **1.10** |
| Expenses[2] | 0.66 | 0.66 | 0.66 | 0.66 | **0.65** |
| Net investment income - actual | 4.13 | 4.03 | 4.22 | 3.96 | **3.67** |
| | | | | | |
| **Other data** | | | | | |
| Total return shows how an investment in the fund would have performed over each year, assuming all distributions were reinvested. The turnover rate reflects how actively the fund bought and sold securities. | | | | | |
| Total return (%)[3] | 7.22 | (1.03) | 6.46 | 9.89 | **5.35** |
| Net assets at end of year (in millions of dollars) | 40.1 | 35.0 | 28.7 | 32.8 | **37.9** |
| Portfolio turnover rate (%) | 24 | 17 | 37 | 26 | **17** |

*All of the above figures have been audited by Ernst & Young LLP, the fund's independent auditors. Their report, along with full financial statements, appears in the fund's most recent shareholder report (see back cover).*

[1] *Shows what this ratio would have been if there had been no expense reimbursement.*

[2] *Shows what this ratio would have been if there had been no expense offset arrangements.*

[3] *Would have been lower if Neuberger Berman Management had not reimbursed certain expenses.*

Neuberger Berman
# Your Investment

## ⊙ SHARE PRICES

Because Investor Class shares of these funds do not have sales charges, the price you pay for each share of a fund is the net asset value per share. Similarly, because there are no fees for selling shares, the fund pays you the full share price when you sell shares.

The funds are open for business every day the New York Stock Exchange is open. The Exchange is closed on all national holidays and Good Friday; fund shares will not be priced on those days or any other day the Exchange is closed. Because fixed income securities trade in markets outside the New York Stock Exchange, a fund may decide to remain open on a day when the Exchange is closed for unusual reasons. In such a case, the fund would post a notice on the Neuberger Berman website, www.nb.com.

In general, every buy or sell order you place will go through at the next share price to be calculated after your order has been accepted. (See "Maintaining Your Account" for instructions on placing orders.) We cannot accept your purchase order until payment has been received. Each money market fund calculates its share price as of noon on business days. Each bond fund calculates its share price as of the end of regular trading on the Exchange on business days, usually 4:00 p.m. eastern time.

Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities owned by a fund could change on days when you can't buy or sell fund shares. Remember, though, any purchase or sale takes place at the next share price calculated after your order is accepted.

### ➲ *Share Price Calculations*

*The price of Investor Class shares of a fund is the total value of fund assets attributable to Investor Class shares minus the liabilities attributable to that class, divided by the total number of Investor Class shares out-standing. The share prices of the bond funds typically change every business day. The money market funds do not anticipate that their share prices will fluctuate.*

*When valuing portfolio securities, the money market funds use a constant amortization method and the bond funds use bid quotations. When a bond fund believes a quotation does not reflect a security's current market value, the fund may substitute for the quotation a fair-value estimate made according to methods approved by its trustees. A fund may also use these methods to value certain types of illiquid securities. The funds may also use these methods to value securities that trade in a foreign market, if significant events that appear likely to affect the value of those securities occur between the time that foreign market closes and the time the New York Stock Exchange closes.*

## ⊙ PRIVILEGES AND SERVICES

As a Neuberger Berman fund shareholder, you have access to a range of services to make investing easier:

**Systematic Investments** — This plan lets you take advantage of dollar-cost averaging by establishing periodic investments of $100 a month or more in any bond fund in this prospectus. You choose the schedule and amount. Your investment money may come from a Neuberger Berman money market fund or your bank account.

**Systematic Withdrawals** — This plan lets you arrange withdrawals of at least $100 from a Neuberger Berman fund on a periodic schedule. You can also set up payments to distribute the full value of an account over a given time. While this service can be helpful to many investors, be aware that it could generate capital gains or losses (except in money market funds).

**Electronic Bank Transfers** — When you sell fund shares, you can have the money sent to your bank account electronically rather than mailed to you as a check. Please note that your bank must be a member of the Automated Clearing House, or ACH, system.

**Internet Access** — At www.nb.com, you can make transactions, check your account, and access a wealth of information.

**FUND***fone*® — Get up-to-date performance and account information through our 24-hour automated service by calling 800-335-9366. If you already have an account with us, you can place orders to buy, sell, or exchange fund shares.

### ➲ *Dollar-Cost Averaging*

*Systematic investing allows you to take advantage of the principle of dollar-cost averaging. When you make regular investments of a given amount — say, $100 a month — you will end up investing at different share prices over time. When the share price is high, your $100 buys fewer shares; when the share price is low, your $100 buys more shares. Over time, this can help lower the average price you pay per share.*

*Dollar-cost averaging cannot guarantee you a profit or protect you from losses in a declining market. But it can be beneficial over the long term.*

## ⊙ DISTRIBUTIONS AND TAXES

**Distributions** — Each fund pays out to shareholders any net investment income and net realized capital gains. Ordinarily, each of the funds declares income dividends daily and pays them monthly.  The bond funds make any capital gain distributions once a year (in December). The money market funds do not anticipate making any capital gain distributions. Gains from foreign currency transactions, if any, are normally distributed in December.

Unless you designate otherwise, your income and capital gain distributions from a fund will be reinvested in additional shares of that fund. However, if you prefer you may receive all distributions in cash or reinvest capital gain distributions, but receive income distributions in cash.

Distributions taken in cash can be sent to you by check, by electronic transfer to a designated bank account or invested in shares of another Neuberger Berman fund with the same account registration.To take advantage of one of these options, please indicate your choice on your application.  If you use an investment provider, you must consult it about whether your income and capital gain distributions will be reinvested or paid in cash.

**How distributions are taxed** — Except for tax-advantaged retirement accounts and other tax-exempt investors, all fund distributions you receive are generally taxable to you, regardless of whether you take them in cash or reinvest them.

Fund distributions to Roth IRAs, other individual retirement accounts and qualified retirement plans generally are tax-free. Eventual withdrawals from a Roth IRA also may be tax-free, while withdrawals from other retirement accounts and plans generally are subject to tax.

Distributions generally are taxable to you in the year you receive them. In some cases, distributions you receive in January are taxable as if they had been paid the previous December 31. Your tax statement (see "Taxes and You") will help clarify this for you.

Distributions of income and the excess of net short-term capital gain over net long-term capital loss are generally taxed as ordinary income. Distributions of other capital gains are generally taxed as long-term capital gains. The tax treatment of capital gain distributions depends on how long a fund held the securities it sold, not when you bought your shares of the fund, or whether you reinvested your distributions.

In general, for all investors (including corporations), a portion of the income distributions from the Government Money Fund are free from state and local income taxes and income distributions from the municipal funds are free from federal income taxes. However, if you are a high-income individual who would owe comparatively little in federal income taxes, some of your fund income may be subject to the federal alternative minimum tax. A tax-exempt fund may invest in securities or use techniques that produce taxable income; your statement will identify any income of this type.

**How share transactions are taxed** — When you sell (redeem) or exchange fund shares, you generally realize a taxable gain or loss. An exception, once again, applies to tax-advantaged retirement accounts.

## ⊃ *Taxes and You*

*The taxes you actually owe on distributions and transactions can vary with many factors, such as your tax bracket, how long you held your shares, and whether you owe alternative minimum tax.*

*How can you figure out your tax liability on fund distributions and share transactions? One helpful tool is the tax statement that we or your investment provider send you every January. It details the distributions you received during the past year and shows their tax status. A separate statement covers your share transactions.*

*Most importantly, consult your tax professional. Everyone's tax situation is different, and your professional should be able to help you answer any questions you may have.*

## ⊃ *Backup Withholding*

*When sending in your application, it's important to provide your Social Security or Taxpayer Identification Number. If we don't have this number, the IRS requires a fund to withhold 30% (29% during 2004) from money you are entitled to receive from the fund (except exempt-interest dividends from the municipal funds and redemption proceeds from the money market funds), whether from selling (redeeming) shares or from distributions. We are also required to withhold 30% (29% during 2004) of the money you are entitled to receive from distributions if the IRS tells us that you are otherwise subject to backup withholding.*

*If the appropriate Social Security Number or Taxpayer Identification Number has been applied for but is not available (such as in the case of a custodial account for a newborn), you may open the account without a number. However, we must receive the number within 60 days in order to avoid backup withholding. This 60-day grace period is not available on all types of accounts. For information on custodial accounts, call 800-877-9700.*

*If you maintain your investment in our funds through an investment provider, you must supply your signed Social Security Number form or Taxpayer Identification Number form to your investment provider, and it must supply its Taxpayer Identification Number to us, in order to avoid backup withholding.*

### ➲ *Buying Shares Before a Distribution*

*The money the fund earns, either as income or as capital gains, is reflected in its share price until the fund distributes the money. At that time, the amount of the distribution is deducted from the share price. The amount of the distribution is either reinvested in additional shares of the fund or paid to shareholders in cash.*

*Because of this, if you buy shares of a bond fund just before the fund makes a capital gain distribution, you'll end up getting some of your investment back as a taxable distribution. You can avoid this situation by waiting to invest until after the record date for the distribution.*

*Generally, if you're investing in the fund through a tax-advantaged retirement account, there are no tax consequences to you from a distribution.*

## ⊙ MAINTAINING YOUR ACCOUNT

**When you buy shares** — Instructions for buying shares from Neuberger Berman Management are under "Buying Shares." See "Investment Providers" if you are buying shares through an investment provider. Whenever you make an initial investment in one of the funds or add to an existing account (except with an automatic investment), you will be sent a statement confirming your transaction. All investments must be made in U.S. dollars, and investment checks must be drawn on a U.S. bank.

When you purchase shares you will receive the next share price calculated after your payment is received. Money market fund investors whose purchase orders are converted to "federal funds" before noon will accrue a dividend the same day. For the bond funds, dividends will not be earned or accrued until the day after our transfer agent receives payment.

**When you sell shares** — If you bought your shares from Neuberger Berman Management, instructions for selling shares are under "Selling Shares." See "Investment Providers" if you want to sell shares you purchased through an investment provider. You can place an order to sell some or all of your shares at any time. Money market fund investors who place an order to sell shares before noon will not receive dividends on the day of the sale; bond fund investors will receive the dividends earned and accrued by the fund on the day they sell their shares.

In some cases, you will have to place your order to sell shares in writing, and you will need a signature guarantee (see "Signature Guarantees"). These cases include:

- ⊙ when selling more than $50,000 worth of shares
- ⊙ when you want the check for the proceeds to be made out to someone other than an owner of record, or sent somewhere other than the address of record
- ⊙ when you want the proceeds sent by wire or electronic transfer to a bank account you have not designated in advance

When selling shares in an account that you do not intend to close, be sure to leave at least $2,000 worth of shares in the account. Otherwise, the fund has the right to request that you bring the balance back up to the minimum level. If you have not done so within 60 days, we may close your account and send you the proceeds by mail.

The funds reserve the right to pay in kind for redemptions. The funds do not redeem in kind under normal circumstances, but would do so when Neuberger Berman Management has determined that it is in the best interests of a fund's shareholders as a whole.

**Uncashed checks** — We do not pay interest on uncashed checks from fund distributions or the sale of fund shares. We are not responsible for checks after they are sent to you. After allowing a reasonable time for delivery, please call us if you have not received an expected check. While we cannot track a check, we may make arrangements for a replacement.

**Statements and confirmations** — Please review your account statements and confirmations carefully as soon as you receive them. You must contact us within 30 days if you have any questions or notice any discrepancies. Otherwise, you may adversely affect your right to make a claim about the transaction(s).

**When you exchange shares** — You can move money from one Neuberger Berman fund to another through an exchange of shares, or by electing to use your cash distributions from one fund to purchase shares of another fund. There are three things to remember when making an exchange:

- both accounts must have the same registration
- you will need to observe the minimum investment and minimum account balance requirements for the fund accounts involved
- because an exchange is a sale for tax purposes, consider any tax consequences before placing your order

The exchange privilege can be withdrawn from any investor that we believe is trying to "time the market" or is otherwise making exchanges that we judge to be excessive. Frequent exchanges can interfere with fund management and affect costs and performance for other shareholders.

**Placing orders by telephone** — Neuberger Berman fund investors have the option of placing telephone orders, subject to certain restrictions. This option is available to you unless you indicate on your account application (or in a subsequent letter to us or to State Street Bank and Trust Company) that you don't want it.

Whenever we receive a telephone order, we take steps to make sure the order is legitimate. These may include asking for identifying information and recording the call. As long as a fund and its representatives take reasonable measures to verify the authenticity of calls, investors may be responsible for any losses caused by unauthorized telephone orders.

In unusual circumstances, it may be difficult to place an order by phone. In these cases, consider sending your order by fax or express delivery. You may also use FUND*fone* or visit our web site at www.nb.com.

**Proceeds from the sale of shares** – The proceeds from the shares you sell are generally sent out the next business day after your order is executed, and nearly always within three business days. There are two cases in which proceeds may be delayed beyond this time:

- in unusual circumstances where the law allows additional time if needed
- if a check you wrote to buy shares hasn't cleared by the time you sell those shares; clearance may take up to 15 calendar days from the date of purchase

If you think you may need to sell shares soon after buying them, you can avoid the check clearing time by investing by wire.

The funds do not issue certificates for shares.  If you have share certificates from prior purchases, the only way to redeem them is by sending in the certificates.  Also, if you lose a certificate, you will be charged a fee.

**Other policies** – Under certain circumstances, the funds reserve the right to:

⊙ suspend the offering of shares
⊙ reject any exchange or investment order
⊙ change, suspend, or revoke the exchange privilege
⊙ suspend the telephone order privilege
⊙ satisfy an order to sell fund shares with securities rather than cash, for certain very large orders
⊙ suspend or postpone your right to sell fund shares on days when trading on the New York Stock Exchange is restricted, or as otherwise permitted by the SEC
⊙ change its investment minimums or other requirements for buying and selling, or waive any minimums or requirements for certain investors

### ⮑ *Signature Guarantees*

*A signature guarantee is a guarantee that your signature is authentic.*

*Most banks, brokers, and other financial institutions can provide you with one. Some may charge a fee; others may not, particularly if you are a customer of theirs.*

*A notarized signature from a notary public is not a signature guarantee.*

### ⮑ *Investment Providers*

*The Investor Class shares available in this prospectus may also be purchased through certain investment providers such as banks, brokerage firms, workplace retirement programs, and financial advisers.*

*The fees and policies outlined in this prospectus are set by the funds and by Neuberger Berman Management. However, if you use an investment provider, most of the information you'll need for managing your investment will come from that provider. This includes information on how to buy and sell shares, investor services, and additional policies.*

*If you use an investment provider, you must contact that provider to buy or sell shares of any of the funds described in this prospectus.*

*Most investment providers allow you to take advantage of the Neuberger Berman fund exchange program, which is designed for moving money from one Neuberger Berman fund to another through an exchange of shares. See "When You Exchange Shares" for more information.*

# BUYING SHARES

| Method | Things to know | Instructions |
|---|---|---|
| **Sending us a check** | Your first investment must be at least $2,000 | Fill out the application and enclose your check |
| | Additional investments can be as little as $100 | If regular first-class mail, send to:<br>*Neuberger Berman Funds*<br>*Boston Service Center*<br>*P.O. Box 8403*<br>*Boston, MA 02266-8403* |
| | We cannot accept cash, money orders, starter checks, cashier's checks, travelers checks, or other cash equivalents | |
| | You will be responsible for any losses or fees resulting from a bad check; if necessary, we may sell other shares belonging to you in order to cover these losses | If express delivery, registered mail, or certified mail, send to:<br>*Neuberger Berman Funds*<br>*c/o State Street Bank and Trust Company*<br>*66 Brooks Drive*<br>*Braintree, MA 02184-3839* |
| | All checks must be made out to "Neuberger Berman Funds"; we cannot accept checks made out to you or other parties and signed over to us | |
| **Wiring Money** | A wire for a first investment must be for at least $2,000 | Before wiring any money, call 800-877-9700 for an order confirmation |
| | Wires for additional invesments must be for at least $1,000 | Have your financial institution send your wire to State Street Bank and Trust Company |
| | | Include your name, the fund name, your account number and other information as requested |
| **Exchanging from another fund** | An exchange for a first investment must be for at least $2,000; additional investments must be for at least $1,000 | Call 800-877-9700 to place your order |
| | Both accounts involved must be registered in the same name, address and tax ID number | To place an order using FUND*fone*®, call 800-335-9366 or through our web site at www.nb.com |
| | An exchange order cannot be cancelled or changed once it has been placed | |
| **By telephone** | We do not accept phone orders for a first investment | Call 800-877-9700 to notify us of your purchase |
| | Additional investments must be for at least $1,000 | Immediately follow up with a wire or electronic transfer |
| | Additional shares will be purchased upon receipt of your money by our transfer agent | To add shares to an existing account using FUND*fone*®, call 800-335-9366 or you can use our web site at www.nb.com |
| | Not available on retirement accounts | |
| **Setting up systematic investments** | All investments must be at least $100 | Call 800-877-9700 for instructions |

# SELLING SHARES

| Method | Things to know | Instructions |
|---|---|---|
| **Sending us a letter** | Unless you instruct us otherwise, we will mail your proceeds by check to the address of record, payable to the registered owner(s)<br><br>If you have designated a bank account on your application, you can request that we wire the proceeds to this account; if the total balance in all of your Neuberger Berman fund accounts is less than $200,000, you will be charged an $8.00 wire fee<br><br>You can also request that we send the proceeds to your designated bank account by electronic transfer without fee<br><br>You may need a signature guarantee<br><br>Please also supply us with your e-mail address and daytime telephone number when you write to us in the event we need to reach you | Send us a letter requesting us to sell shares signed by all registered owners; include your name, account number, the fund name, the dollar amount or number of shares you want to sell, and any other instructions<br><br>If regular first-class mail, send to:<br>*Neuberger Berman Funds*<br>*Boston Service Center*<br>*P.O. Box 8403*<br>*Boston, MA 02266-8403*<br><br>If express delivery, registered mail, or certified mail, send to:<br>*Neuberger Berman Funds*<br>*c/o State Street Bank and Trust Company*<br>*66 Brooks Drive*<br>*Braintree, MA 02184-3839* |
| **Sending us a fax** | For amounts of up to $50,000<br><br>Not available if you have changed the address on the account in the past 15 days | Write a request to sell shares as described above<br><br>Call 800-877-9700 to obtain the appropriate fax number |
| **Calling in your order** | All phone orders to sell shares must be for at least $1,000 unless you are closing out an account<br><br>Not available if you have declined the phone option or are selling shares in certain retirement accounts (The only exception is for those retirement shareholders who are at least 59 1/2 or older and have their birthdates on file)<br><br>Not available if you have changed the address on the account in the past 15 days | Call 800-877-9700 to place your order<br><br>Give your name, account number, the fund name, the dollar amount or number of shares you want to sell, and any other instructions<br><br>To place an order using FUND*fone*®, call 800-335-9366 or visit our web site at www.nb.com |
| **Exchanging into another fund** | All exchanges must be for at least $1,000<br><br>Both accounts must be registered in the same name, address and tax ID number<br><br>An exchange order cannot be cancelled or changed once it has been placed | Call 800-877-9700 to place your order<br><br>To place an order using FUND*fone*®, call 800-335-9366 or visit our web site at www.nb.com |
| **Setting up systematic withdrawals** | For accounts with at least $5,000 worth of shares in them<br><br>Withdrawals must be at least $100 | Call 800-877-9700 for instructions |
| **By check** | Available for money market funds only<br><br>Withdrawals must be for at least $250<br><br>Cannot include dividends accrued but not yet posted to your account | |

## ⮰ *Retirement Plans*

*We offer investors a number of tax-advantaged plans for retirement saving:*

*Traditional IRAs allow money to grow tax-deferred until you take it out, usually at or after retirement. Contributions are deductible for some investors, but even when they're not, an IRA can be beneficial.*

*Roth IRAs offer tax-free growth like a traditional IRA, but instead of tax-deductible contributions, the withdrawals are tax-free for investors who meet certain requirements.*

*Also available: SEP-IRA, SIMPLE, Keogh, and other types of plans. Coverdell Education Savings Accounts (formerly the Education IRA), though not for retirement savings, also are available. Consult your tax professional to find out which types of plans or accounts may be beneficial for you, then call 800-877-9700 for information on any Neuberger Berman retirement plan or account.*

*Generally, retirement plans should not invest in municipal funds.*

## ⮰ *Internet Connection*

*Investors with Internet access can enjoy many valuable and time-saving features by visiting us at www.nb.com.*

*The site offers more complete information on our funds, including current performance data, portfolio manager interviews, tax information plus educational articles, news and analysis. You can tailor the site so it serves up information that's most relevant to you.*

*As a Neuberger Berman funds shareholder, you can use the web site to access account information and even make secure transactions — 24 hours a day. You can also receive compliance materials such as prospectuses and financial reports as well as your statements electronically via NB DeliverE. If you want further information, please call 800-877-9700.*

# ⊙ FUND STRUCTURE

Each fund uses a "multiple class" structure. The Neuberger Berman funds offer one or more classes of shares that have identical investment programs, but different arrangements for distribution and shareholder servicing and, consequently, different expenses. This prospectus relates solely to Investor Class shares of the funds.

**Neuberger Berman Income Funds**
**Investor Class Shares**

No load, sales charges or 12b-1 fees

If you'd like further details on these funds you can request a free copy of the following documents:

**Shareholder Reports** — Published twice a year, the shareholder reports offer information about each fund's recent performance, including:

⊙ a discussion by the portfolio manager(s) about strategies and market conditions

⊙ fund performance data and financial statements

⊙ complete portfolio holdings

**Statement of Additional Information (SAI)** — The SAI contains more comprehensive information on these funds, including:

⊙ various types of securities and practices, and their risks

⊙ investment limitations and additional policies

⊙ information about each fund's management and business structure

The SAI is hereby incorporated by reference into this prospectus, making it legally part of the prospectus.

Investment manager: **Neuberger Berman Management Inc.**
Sub-adviser: **Neuberger Berman, LLC**

➲ *Obtaining Information*
*You can obtain a shareholder report, SAI, and other information from your investment provider, or from:*

**Neuberger Berman Management Inc**.
605 Third Avenue 2nd Floor
New York, NY 10158-0180
800-877-9700
212-476-8800

Web site: www.nb.com
Email: fundinquiries@nb.com

*You can also request copies of this information from the SEC for the cost of a duplicating fee by sending an e-mail request to publicinfo@sec.gov or by writing to the SEC's Public Reference Section, Washington DC 20549-0102. They are also available from the EDGAR Database on the SEC's website at www.sec.gov.*

*You may also view and copy the documents at the SEC's Public Reference Room in Washington. Call 202-942-8090 for information about the operation of the Public Reference Room.*

NEUBERGER | BERMAN

**Neuberger Berman Management Inc.**
605 Third Avenue 2nd Floor
New York, NY 10158-0180

**Shareholder Services:**
800.877.9700

**Institutional Services:**
800.366.6264

**www.nb.com**

♻ A0107 02/03 SEC file number: 811-3802

PROSPECTUS February 28, 2003

NEUBERGER | BERMAN

Neuberger Berman

# Income Funds

**TRUST CLASS SHARES**

**Institutional Cash Fund**

# Contents

## INCOME FUNDS

## YOUR INVESTMENT

## THIS FUND:

- ⊙ is designed for investors seeking capital preservation, liquidity and income
- ⊙ offers eligible accounts the opportunity to participate in financial markets through a professionally managed money market portfolio
- ⊙ is a money market sweep fund for certain eligible retirement and other benefit plans and other accounts
- ⊙ is a mutual fund, not a bank deposit, and is not guaranteed or insured by the FDIC or any other government agency
- ⊙ This prospectus discusses principal risks of investing in fund shares. These and other risks are discussed in <u>more</u> detail in the Statement of Additional Information (see back cover)

^



Neuberger Berman
# Institutional Cash Fund

Ticker Symbol: **NBIXX**

## GOAL & STRATEGY

***The fund seeks the highest available current income consistent with safety and liquidity.***

To pursue this goal, the fund invests in a diversified portfolio of high-quality money market securities. These securities may be from U.S. or foreign issuers, including governments and their agencies, banks, and corporations, but in all cases must be denominated in U.S. dollars. The fund seeks to maintain a stable $1.00 share price, and seeks to reduce credit risk by diversifying among many issuers of money market securities.

Under normal market conditions, the fund will invest more than 25% of total assets in the obligations of companies in the financial services industries and repurchase agreements on such obligations. Asset-backed securities will constitute a significant percentage of the fund's investments as a result of this policy.

The fund also may invest in corporate bonds and commercial paper, U.S. Government and Agency Securities, variable and floating rate instruments, repurchase agreements on non-financial services obligations and the securities of other investment companies. With respect to one-third of its total assets (including the value of any loan collateral), the fund may engage in reverse repurchase agreements and securities lending, and may invest the proceeds.

The managers monitor a range of economic and financial factors to weigh the yields of money market securities of various maturities against their levels of interest rate and credit risks. Based on their analysis, the managers invest the fund's assets in a mix of money market securities that is intended to provide as high a yield as possible without violating the fund's credit quality policies or jeopardizing the stability of its share price.

The fund is authorized to change its goal without shareholder approval, although it does not currently intend to do so.

### ➲ *Money Market Funds*

***Money market funds are subject to federal regulations designed to help maintain liquidity and a stable share price. The regulations set strict standards for credit quality and for maturity (397 days or less for individual securities, 90 days or less on average for the portfolio overall).***

***The regulations require money market funds to limit investments to the top two rating categories of credit quality and any unrated securities determined by the investment manager to be of equivalent quality. This fund typically exceeds this requirement by investing only in first-tier securities.***



# MAIN RISKS

Most of the fund's performance depends on interest rates. When interest rates fall, the fund's yields will typically fall as well. The fund is also subject to credit risk, which is the risk that issuers may fail, or become less able, to make payments when due.

The fund's emphasis on securities in the first tier of credit quality may mean that its yields are somewhat lower than those available from certain other money market funds. Over time, the fund may produce a lower return than bond or stock investments.

Because the fund normally concentrates in the financial services industries, factors influencing the health of those industries could have a significant negative effect on the fund's performance. These may include economic trends, governmental action, changes in interest rates, as well as the availability and cost of capital funds. Relatively recent legislation permits broad consolidation of financial services companies, the impact of which is difficult to predict. Competition among companies in different portions of the financial services sector has been increasing, a trend that is likely to continue.

Reverse repurchase agreements and securities lending could create leverage, which would amplify gains or losses. (To reduce that risk, the fund does not intend to invest the proceeds of any reverse repurchase agreement in instruments having a maturity longer than the agreement.) Investment in foreign securities may involve trading practices different from those in the United States, and custody of securities by foreign banks and depositories could expose the fund to some risk.

The fund's performance also could be affected if unexpected interest rate trends cause the fund's asset-backed securities to be paid off substantially earlier or later than expected. Performance could also be harmed if any of the fund's holdings has its credit rating reduced or goes into default.

### Other Risks

*Although the fund has maintained a stable share price since its inception, and intends to continue to do so, the share price could fluctuate, meaning that there is a chance that you could lose money by investing in the fund.*

*While the fund may hold securities that carry U.S. Government guarantees, these guarantees do not extend to shares of the fund itself and do not guarantee the market price of the security. Securities issued or guaranteed by U.S. Government agencies or instrumentalities may not be backed by the full faith and credit of the U.S. Treasury.*

*When the fund anticipates adverse market, economic, political or other conditions, it may temporarily depart from its policy of concentrating in the financial services group of industries. This could help the fund avoid losses but may mean lost opportunities.*



# PERFORMANCE

The charts below provide an indication of the risks of investing in the fund. The bar chart shows how the fund's performance has varied from year to year. The bar chart does not reflect any reduction for taxes that a shareholder might have paid on taxable fund distributions or on the redemption of fund shares at a gain. The table next to the chart shows what the return would equal if you averaged out actual performance over various lengths of time. This information is based on past performance; it's not a prediction of future results.

**Year-by-Year % Returns** as of 12/31 each year



1993 '94  '95  '96  '97  '98  '99  '00  '01  '02

4.01   1.64

Best quarter: Q1 '01, 1.41%
Worst quarter: Q4 '02, 0.35%

**Average Annual Total % Returns** as of 12/31/2002

|  | 1 Year | Since Inception 5/8/2000 |
|---|---|---|
| **Institutional Cash Fund** | 1.64 | 3.72 |

➲ *Performance Measures*

*The information on this page provides different measures of the fund's total return. Total return includes the effect of distributions as well as changes in share price, if any should occur. The figures assume that all distributions were reinvested in the fund and include all fund expenses.*

*To obtain the fund's current yield, call 800-877-9700 or visit our website at www.nb.com. The current yield is the fund's net income over a recent seven-day period expressed as an annual rate of return.*



# INVESTOR EXPENSES

The fund does not charge you any fees for buying, selling, or exchanging shares, or for maintaining your account. Your only fund cost is your share of annual operating expenses. The expense example can help you compare costs among funds.

**Fee Table**

| Shareholder Fees | | None |
|---|---|---|
| **Annual operating expenses** (% of average net assets)* | | |
| These are deducted from fund assets, so you pay them indirectly. | | |
| | Management fees | 0.25 |
| **Plus:** | Distribution (12b-1) fees | None |
| | Other expenses | 0.03 |
| **Equals:** | Total annual operating expenses | 0.28 |

*The figures in the table are based on last year's expenses.*

**Expense Example**

The example assumes that you invested $10,000 for the periods shown, that you earned a hypothetical 5% total return each year, and that the fund's expenses were those in the table at left. Your costs would be the same whether you sold your shares or continued to hold them at the end of each period. Actual performance and expenses may be higher or lower.

| | 1 Year | 3 Years | 5 Years | 10 Years |
|---|---|---|---|---|
| Expenses | $29 | $90 | $157 | $356 |



# MANAGEMENT

**Theodore P. Giuliano** and **Catherine L. Waterworth** are Vice Presidents of Neuberger Berman Management and Managing Directors of Neuberger Berman, LLC. Giuliano is the manager of the Fixed Income Group of Neuberger Berman, which he helped establish in 1984. Prior to joining Neuberger Berman in 1998, Waterworth was a managing director of high-grade fixed income at a major investment firm. Giuliano and Waterworth have been co-managers of the fund since 1996 and 2002, respectively.

**Cynthia Damian** and **Alyssa Juros** are Vice Presidents of Neuberger Berman Management and Neuberger Berman, LLC. Damian and Juros have been at Neuberger Berman since 1991 and 1989, respectively, and have been both fixed income traders and portfolio managers. Both have been associate managers of the fund since 2002.

Neuberger Berman Management is the fund's investment manager, administrator, and distributor. It engages Neuberger Berman, LLC as sub-adviser to provide investment research and related services. Together, the firms and their affiliates manage $56.1 billion in total assets (as of 12/31/2002) and continue an asset management history that began in 1939. For the 12 months ended 10/31/2002, the management/administration fees paid to Neuberger Berman Management by the fund were 0.25% of average net assets.



# FINANCIAL HIGHLIGHTS

| Year Ended October 31, | | 2000[1] | 2001 | 2002 |
|---|---|---|---|---|
| **Per-share data ($)** | | | | |
| Data apply to a single share throughout each period indicated. You can see what the fund earned (or lost), what it distributed to investors, and how its share price changed. | | | | |
| | Share price (NAV) at beginning of period | 1.0000 | 1.0000 | **1.0000** |
| **Plus:** | Income from investment operations | | | |
| | Net investment income | 0.0307 | 0.0466 | **0.0176** |
| **Minus:** | Distributions to shareholders | | | |
| | Income dividends | 0.0307 | 0.0466 | **0.0176** |
| | Capital gain distributions | - | - | **0.0000** |
| | Subtotal: distributions to shareholders | 0.0307 | 0.0466 | **0.0176** |
| **Equals:** | Share price (NAV) at end of period | 1.0000 | 1.0000 | **1.0000** |
| | | | | |
| **Ratios (% of average net assets)** | | | | |
| The ratios show the fund's expenses and net investment income - as they actually are as well as how they would have been if certain expense offset arrangements had not been in effect. | | | | |
| Net expenses - actual | | 0.35[2] | 0.29 | **0.28** |
| Expenses[3] | | 0.36[2] | 0.29 | **0.28** |
| Net investment income - actual | . | 6.45[2] | 4.52 | **1.74** |
| | | | | |
| **Other data** | | | | |
| Total return shows how an investment in the fund would have performed over each period, assuming all distributions were reinvested. | | | | |
| Total return (%) | | 3.11[4] | 4.76 | **1.77** |
| Net assets at end of period (in millions of dollars) | | 635.4 | 2,125.1 | **3,156.5** |

*The figures above for the period 5/8/2000 through 2/9/2001 are from the fund's predecessor feeder fund. All of the above figures have been audited by Ernst & Young LLP, the fund's independent auditors. Their report, along with full financial statements, appears in the fund's most recent shareholder report (see back cover).*

[1] *Period from 5/8/2000 (beginning of operations) to 10/31/2000.*

[2] *Annualized.*

[3] *Shows what this ratio would have been if there had been no expense offset arrangements.*

[4] *Not annualized.*

Neuberger Berman
# Your Investment

## ⊙ MAINTAINING YOUR ACCOUNT

The fund offers its Trust Class shares to certain eligible retirement or other benefit plans and other accounts that have established cash sweeps at Neuberger Berman. Fund shares may be made available to other programs in the future. To open a sweep account, contact Neuberger Berman. All investments must be made in U.S. dollars. Contact Neuberger Berman for more information on eligible benefit plans.

The fund is designed so that free credit cash balances held in an eligible account can be automatically invested in fund shares. All such available cash balances of $100 or more in an eligible account are automatically invested in the fund on a daily basis for settlement the next business day. These amounts include proceeds of securities sold in your plan's account.

There is no sales charge or commission paid for investment in Trust Class shares. The fund does not issue certificates for shares.

Under certain circumstances, the fund reserves the right to:

- ⊙ suspend the offering of shares
- ⊙ reject any investment order
- ⊙ satisfy an order to sell fund shares with securities rather than cash, for certain very large orders
- ⊙ suspend or postpone the redemption of shares on days when the New York Stock Exchange is closed, or as otherwise permitted by the SEC

The proceeds from shares sold are generally credited to your account on the same business day the sell order is executed, and nearly always within three business days. Proceeds may be delayed beyond this time in unusual circumstances where the law allows additional time if needed.

### ⮑ *Eligible Accounts*

*The Trust Class shares described in this prospectus are available to qualified retirement and other benefit plans and other accounts managed by Neuberger Berman.*

*The fees and policies outlined in this prospectus are set by the fund and by Neuberger Berman Management. However, most of the information you'll need for managing your investment will come from Neuberger Berman. This includes information on how to buy and sell Trust Class shares, investor services, and additional policies.*

*In exchange for the services it offers, Neuberger Berman charges fees, which are generally in addition to those described in this prospectus.*

## ⊙ SHARE PRICES

Because Trust Class shares of the fund do not have a sales charge, the price your account pays for each share of the fund is the net asset value per share. Similarly, because the fund does not charge any fee for selling shares, the fund pays the full share price when your account sells shares. Remember that Neuberger Berman may charge fees for its investment management services.

The fund is open for business every day that both the New York Stock Exchange and the Federal Reserve Wire System are open. The Exchange and the Federal Reserve are closed on all national holidays; the Exchange is also closed on Good Friday, and the Federal Reserve is closed on Columbus Day and Veterans Day. Fund shares will not be priced on those days and any other day the Exchange or Federal Reserve Wire System is closed. In general, every buy or sell order you place will go through at the next share price to be calculated after your account's order has been accepted.

The fund calculates its share price as of the end of regular trading on the Exchange on business days, usually 4:00 p.m. eastern time.

Shares purchased before the close of the Exchange will accrue dividends that same day. Shares sold will not accrue dividends on the day of the sale.

### ➲ *Share Price Calculations*

*The price of Trust Class shares is the total value of the assets attributable to Trust Class minus the liabilities attributable to that class, divided by the total number of Trust Class shares outstanding. The fund does not anticipate that its share price will fluctuate.*

*When valuing portfolio securities, the fund uses a constant amortization method.*

## ◉ DISTRIBUTION AND TAXES

**Distributions** — The fund pays out to shareholders any net investment income and realized net capital gains it earns. The fund declares income dividends daily and pays them monthly. The fund does not anticipate making any long-term capital gain distributions. Any net short-term capital gains would be paid annually in December.

Consult Neuberger Berman about whether distributions from the fund to your account will be reinvested in the fund or paid to your account in cash.

**How distributions are taxed** — Fund dividends paid to qualified retirement plan accounts are tax-free. Eventual withdrawals from retirement plan accounts generally are subject to tax. Fund dividends paid to non-retirement plan accounts are generally taxable to you, regardless of whether they are paid in cash or reinvested in the fund.

Dividends are taxable in the year you receive them. In some cases, dividends you receive in January are taxable as if they had been paid the previous December 31$^{\text{st}}$. Your tax statement (see "Taxes and You") will help clarify this for you. Income distributions and net short-term capital gains (if any) are taxed as ordinary income.

**How share transactions are taxed** — When a qualified retirement plan sells fund shares, there are no tax consequences to the plan or its beneficiaries. In the case of other accounts, when you sell fund shares, you will not realize a taxable gain or loss as long as the fund maintains a share price of $1.00.

### ➲ *Taxes and You*

*For non-retirement accounts, the taxes you actually owe on distributions and transactions can vary with many factors, such as your tax bracket.*

*How can you figure out your tax liability on fund distributions and transactions? One helpful tool is the tax statement that we send you every January. It details the distributions you received during the past year and shows their tax status. A separate statement covers your transactions.*

*Most importantly, consult your tax professional. Everyone's tax situation is different, and your professional should be able to help you answer any questions you might have.*

## ⊙ FUND STRUCTURE

The fund uses a "multiple class" structure. The Neuberger Berman funds offer one or more classes of shares that have identical investment programs, but different arrangements for distribution and shareholder servicing and, consequently, different expenses. This prospectus relates solely to Trust Class shares of the fund.

**Neuberger Berman Income Funds**
**Trust Class Shares**

No load, sales charges or 12b-1 fees

If you'd like further details on this fund you can request a free copy of the following documents:

**Shareholder Reports** — Published twice a year, the shareholder reports offer information about the fund's recent performance, including:

⊙ a discussion by the portfolio manager(s) about strategies and market conditions

⊙ fund performance data and financial statements

⊙ complete portfolio holdings

**Statement of Additional Information (SAI)** — The SAI contains more comprehensive information on this fund, including:

⊙ various types of securities and practices, and their risks

⊙ investment limitations and additional policies

⊙ information about the fund's management and business structure

The SAI is hereby incorporated by reference into this prospectus, making it legally part of the prospectus.

Investment manager: **Neuberger Berman Management Inc.**
Sub-adviser: **Neuberger Berman, LLC**

## ➲ *Obtaining Information*

*You can obtain a shareholder report, SAI, and other information from your investment provider, or from:*

**Neuberger Berman Management Inc**.
605 Third Avenue 2nd Floor
New York, NY 10158-0180
800-877-9700
212-476-8800
Broker/Dealer and Institutional Services: 800-366-6264
Web site: www.nb.com
Email: fundinquiries@nb.com

*You can also request copies of this information from the SEC for the cost of a duplicating fee by sending an e-mail request to publicinfo@sec.gov or by writing to the SEC's Public Reference Section, Washington DC 20549-0102. They are also available from the EDGAR Database on the SEC's website at www.sec.gov.*

*You may also view and copy the documents at the SEC's Public Reference Room in Washington. Call 202-942-8090 for information about the operation of the Public Reference Room.*

♻ C0019 02/03 SEC file number: 811-3802

NEUBERGER | BERMAN

**Neuberger Berman Management Inc.**
605 Third Avenue 2nd Floor
New York, NY 10158-0180

**Shareholder Services:**
800.877.9700

**Institutional Services:**
800.366.6264

**www.nb.com**

PROSPECTUS February 28 , 2003

NEUBERGER BERMAN

Neuberger Berman

# Income Funds

**TRUST CLASS SHARES**

**Limited Maturity Bond Fund**

# Contents

## INCOME FUNDS

## YOUR INVESTMENT

## THIS FUND:

- is designed for investors seeking current income
- carries certain risks, including the risk that you could lose money if fund shares are worth less, when you sell them, than what you originally paid. This prospectus discusses principal risks of investing in fund shares. These and other risks are discussed in more detail in the Statement of Additional Information (see back cover)
- is a mutual fund, not a bank deposit, and is not guaranteed or insured by the FDIC or any other government agency

Neuberger Berman
# Limited Maturity Bond Fund

Ticker Symbol: **NBLTX**



## GOAL & STRATEGY

***The fund seeks the highest available current income consistent with liquidity and low risk to principal; total return is a secondary goal.***

To pursue these goals, the fund invests mainly in investment-grade bonds and other debt securities from U.S. Government and corporate issuers. These may include mortgage- and asset-backed securities. To enhance yield and add diversification, the fund may invest up to 10% of net assets in securities that are below investment grade, provided that, at the time of purchase, they are rated at least B by Moody's or Standard & Poor's or, if unrated by either of these, deemed by the managers to be of comparable quality. When the managers believe there are attractive opportunities in foreign markets, the fund may also invest in foreign debt securities to enhance yield and/or total return.

The fund seeks to reduce credit risk by diversifying among many issuers and different types of securities. Although it may invest in securities of any maturity, under normal circumstances it maintains an average portfolio duration of four years or less.

The managers monitor national trends in the corporate and government securities markets, as well as a range of economic and financial factors. <u>If particular sectors of the bond market appear relatively inexpensive, the managers may increase the fund's exposure in those sectors and decrease exposure in other sectors.</u> The managers look for securities that appear underpriced compared to securities of similar structure and credit quality. In choosing lower-rated securities, the managers generally look for bonds from issuers whose financial health appears comparatively strong, and that may have their credit ratings raised. The fund may sell securities if the managers find an opportunity they believe is more compelling or if the managers' outlook on the investment or the market changes.

The fund is authorized to change its goal without shareholder approval, although it does not currently intend to do so. The fund normally invests at least 80% of its net assets in bonds and other debt securities. The fund will not alter this policy without providing shareholders at least 60 days' advance notice.

### ➲ *Duration*

*Duration is a measure of a bond investment's sensitivity to changes in interest rates.*

*Typically, with a 1% change in interest rates, an investment's value may be expected to move in the opposite direction approximately 1% for each year of its duration.*

### ➲ *Bond Ratings*

*Most large issuers obtain ratings for their bonds from one or more independent rating agencies, although many bonds of all quality levels remain unrated.*

*The fund considers bonds rated in the top four categories of credit quality by at least one rating agency (and unrated bonds deemed by the managers to be of comparable quality) to be investment grade. Bonds rated no higher than the fifth or sixth category (BB/Ba or B) are considered non-investment grade. Many of these "junk bonds" are actually issued by reputable companies and offer attractive yields.*

# MAIN RISKS



Most of the fund's performance depends on what happens in the bond markets. <u>The value of your investment will rise and fall, and you could lose money.</u>

The fund's yield and total return will change with interest rate movements. When interest rates rise, the fund's share price will typically fall. The fund's sensitivity to this risk will increase with any increase in the fund's duration.

<u>Some debt securities in which the fund may invest allow the issuer to repay them early; these are referred to as "callable securities." Issuers will often repay the obligation underlying a callable security when interest rates are low. Therefore, to the extent the fund holds callable securities and the issuers repay the securities early, the fund may not benefit fully from the increase in value that other debt securities experience when rates decline. In addition, the fund likely would have to reinvest the proceeds of the payoff at current yields, which are lower than those paid by the callable security that was paid off.</u>

A downgrade or default affecting any of the fund's securities would affect the fund's performance. Performance could also be affected if unexpected interest rate trends cause the fund's mortgage- or asset-backed securities to be paid off substantially earlier or later than expected. Slower payoffs effectively increase duration, heightening interest rate risk. <u>When interest rates fall, many mortgages are refinanced, and mortgage-backed securities may be repaid early. Thus, the fund may not experience the increase in market value from these securities that normally accompanies a decline in interest rates.</u>

<u>Foreign securities could add to the ups and downs in the fund's share price, because foreign markets tend to be more volatile and currency exchange rates fluctuate.</u>

Over time, the fund may produce lower returns than stock investments and less conservative bond investments. Although the fund's average return has out-paced inflation over the long term, it may not always do so. <u>Your results relative to the rate of inflation will, of course, be affected by any taxes you pay on fund distributions.</u>

Due to the fund's limited duration and the need to sometimes change allocation among sectors, the fund may have a high portfolio turnover rate, which can mean <u>higher taxable distributions and increased transaction costs.</u>

### Other Risks

*The fund may use certain practices and securities involving additional risks.*

*The use of certain derivatives to hedge interest rate risk or produce income could affect fund performance if <u>interest rates, or</u> the derivatives, do not perform as expected.*

*<u>Securities issued or guaranteed by U.S. Government agencies or instrumentalities may not be backed by the full faith and credit of the U.S. Treasury.</u>*

*When the fund anticipates adverse market, economic, political or other conditions, it may temporarily depart from its goal and invest substantially in high-quality, short-term debt instruments. This could help the fund avoid losses but may mean lost opportunities.*



# PERFORMANCE

The charts below provide an indication of the risks of investing in the fund. The bar chart shows how the fund's performance has varied from year to year. The bar chart does not reflect any reduction for taxes that a shareholder might have paid on taxable fund distributions or on the redemption of fund shares at a gain. The table next to the chart shows what the return would equal if you averaged out actual performance over various lengths of time and compares the return with one or more measures of market performance. This information is based on past performance (before and after taxes); it's not a prediction of future results.

**Year-by-Year % Returns** as of 12/31 each year**\***



1993 '94 '95 '96 '97 '98 '99 '00 '01 '02

6.93   10.58   4.42   6.65   4.51   1.50   6.71   8.31   5.02
-0.40

**Best quarter: Q3 '01, 3.48%**
**Worst quarter: Q1 '94, -1.13%**

**Average Annual Total % Returns** as of 12/31/2002**\***

|  | 1 Year | 5 Years | 10 Years |
|---|---|---|---|
| **Limited Maturity Bond Fund** | | | |
| Return Before Taxes | 5.02 | 5.19 | 5.38 |
| Return After Taxes on Distributions | 3.27 | 2.85 | 3.00 |
| Return After Taxes on Distributions and Sale of Fund Shares | 3.06 | 2.96 | 3.09 |
| Merrill Lynch 1-3 Year Treasury Index | 5.76 | 6.40 | 6.04 |

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns are not relevant to investors who hold their fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

**Index Description:**
The Merrill Lynch 1-3 Year Treasury Index is an unmanaged index of U.S. Treasuries with maturities between 1 and 3 years

*\* Through 2/9/2001 Limited Maturity Bond Fund Trust Class was organized as a feeder fund in a master/feeder, rather than a multiple class, structure. Performance shown for the period from August 1993 to 2/10/2001 is that of the predecessor feeder fund, which had an identical investment program and the same expenses as Limited Maturity Bond Fund Trust Class. Performance from January to August 1993 is that of Limited Maturity Bond Fund Investor Class, which began operation in 1986. Because Investor Class has moderately lower expenses, its performance typically should be slightly better than Trust Class would have had. Returns would have been lower if Neuberger Berman Management had not waived certain fees during the periods shown.*

## ➲ *Performance Measures*

*The information on this page provides different measures of the fund's total return. Total return includes the effect of distributions as well as changes in share price. The figures assume that all distributions were reinvested in the fund, and include all fund expenses.*

*The table compares the fund's returns to those of a broad-based market index. The fund's performance figures include all of its expenses, but the index does not include costs of making investments or any tax consequences.*

*To obtain the fund's current yield, call 800-877-9700 or visit our website at www.nb.com. The current yield is the fund's net income over a 30-day period expressed as an annual rate of return.*



# INVESTOR EXPENSES

The fund does not charge you any fees for buying, selling, or exchanging shares, or for maintaining your account. Your only fund cost is your share of annual operating expenses. The expense example can help you compare costs among funds.

**Fee Table**

| Shareholder Fees | | None |
|---|---|---|
| **Annual operating expenses** (% of average net assets)* | | |
| These are deducted from fund assets, so you pay them indirectly. | | |
| | Management fees | 0.75 |
| **Plus:** | Distribution (12b-1) fees | None |
| | Other expenses | 0.17 |
| **Equals:** | Total annual operating expenses | 0.92 |
| **Minus:** | Expense reimbursement | 0.12 |
| **Equals:** | Net expenses | 0.80 |

*\* Neuberger Berman Management (NBM) has contractually agreed to reimburse certain expenses of the fund through 10/31/2006, so that the total annual operating expenses of the fund are limited to 0.80% of average net assets. This arrangement does not cover interest, taxes, brokerage commissions, and extraordinary expenses. The fund has agreed to repay NBM for expenses reimbursed to the fund provided that repayment does not cause the fund's annual operating expenses to exceed 0.80% of its average net assets. Any such repayment must be made within three years after the year in which NBM incurred the expense. The figures in the table are based on last year's expenses.*

**Expense Example**

The example assumes that you invested $10,000 for the periods shown, that you earned a hypothetical 5% total return each year, and that the fund's expenses were those in the table at left. Your costs would be the same whether you sold your shares or continued to hold them at the end of each period. Actual performance and expenses may be higher or lower.

| | 1 Year | 3 Years | 5 Years | 10 Years |
|---|---|---|---|---|
| Expenses | $82 | $255 | $472 | $1,096 |



# MANAGEMENT

**Theodore P. Giuliano,** a Vice President of Neuberger Berman Management and a Managing Director of Neuberger Berman, LLC, is the manager of the Fixed Income Group of Neuberger Berman, which he helped establish in 1984. He has co-managed the fund's assets since 1996.

**Catherine L. Waterworth** is a Vice President of Neuberger Berman Management and Managing Director of Neuberger Berman, LLC. She has co-managed the fund's assets since December 1998. From 1995 to 1998, she was a managing director of high grade fixed income at a major investment firm.

Neuberger Berman Management is the fund's investment manager, administrator, and distributor. It engages Neuberger Berman, LLC as sub-adviser to provide investment research and related services. Together, the firms and their affiliates manage $56.1 billion in total assets (as of 12/31/2002) and continue an asset management history that began in 1939. For the 12 months ended 10/31/2002, the management/administration fees paid to Neuberger Berman Management by the fund's Trust Class were 0.75% of average net assets.



# FINANCIAL HIGHLIGHTS

| Year Ended October 31, | 1998 | 1999 | 2000 | 2001 | **2002** |
|---|---|---|---|---|---|
| **Per-share data ($)** | | | | | |
| Data apply to a single share throughout each year indicated. You can see what the fund earned (or lost), what it distributed to investors, and how its share price changed. | | | | | |
| Share price (NAV) at beginning of year | 9.57 | 9.45 | 9.06 | 8.88 | **9.32** |
| **Plus:** Income from investment operations | | | | | |
| Net investment income | 0.57 | 0.56 | 0.57 | 0.55 | **0.40[4]** |
| Net gains/losses - realized and unrealized | (0.12) | (0.39) | (0.18) | 0.44 | **(0.10)[4][5]** |
| Subtotal: income from investment operations | 0.45 | 0.17 | 0.39 | 0.99 | **0.30** |
| **Minus:** Distributions to shareholders | | | | | |
| Income dividends | 0.57 | 0.55 | 0.54 | 0.55 | **0.42** |
| Distributions (in excess of net investment income) | - | 0.01 | - | - | **-** |
| Tax return of capital | - | - | 0.03 | - | **-** |
| Subtotal: distributions to shareholders | 0.57 | 0.56 | 0.57 | 0.55 | **0.42** |
| **Equals:** Share price (NAV) at end of year | 9.45 | 9.06 | 8.88 | 9.32 | **9.20** |
| | | | | | |
| **Ratios (% of average net assets)** | | | | | |
| The ratios show the fund's expenses and net investment income - as they actually are as well as how they would have been if certain expense reimbursement and offset arrangements had not been in effect. | | | | | |
| Net expenses - actual | 0.80 | 0.80 | 0.80 | 0.80 | **0.80** |
| Gross expenses[1] | 1.22 | 1.12 | 1.26 | 1.01 | **0.92** |
| Expenses[2] | 0.80 | 0.81 | 0.80 | 0.80 | **0.80** |
| Net investment income - actual | 5.94 | 5.87 | 6.34 | 5.95 | **4.31[4]** |
| | | | | | |
| **Other data** | | | | | |
| Total return shows how an investment in the fund would have performed over each year, assuming all distributions were reinvested. The turnover rate reflects how actively the fund bought and sold securities. | | | | | |
| Total return (%)[3] | 4.79 | 1.86 | 4.50 | 11.41 | **3.35** |
| Net assets at end of year (in millions of dollars) | 60.4 | 41.5 | 26.9 | 38.1 | **42.9** |
| Portfolio turnover rate (%) | 44 | 102 | 105 | 147 | **140** |

*For dates prior to 2/10/2001, the figures above are from the fund's predecessor feeder fund. All figures have been audited by Ernst & Young LLP, the fund's independent auditors. Their report, along with full financial statements, appears in the fund's most recent shareholder report (see back cover).*

[1] *Shows what this ratio would have been if there had been no expense reimbursement.*

[2] *Shows what this ratio would have been if there had been no expense offset arrangements.*

[3] *Would have been lower if Neuberger Berman Management had not reimbursed certain expenses.*

[4] *With the adoption of the AICPA Audit and Accounting Guide for Investment Companies, net investment income per share decreased by $.02, net gains or losses on securities increased by $.02, and the ratio of net investment income to average net assets decreased by .26%.*

[5] *The amount shown may not agree with aggregate gains and losses because of the timing of sales and repurchases of fund shares.*

Neuberger Berman
# Your Investment

## ⊙ MAINTAINING YOUR ACCOUNT

To buy or sell <u>Trust</u> Class shares described in this prospectus, contact your investment provider. All investments must be made in U.S. dollars, and investment checks must be drawn on a U.S. bank. The <u>fund does not</u> issue certificates for shares.

Most investment providers allow you to take advantage of the Neuberger Berman fund exchange program, which is designed for moving money from the <u>Trust</u> Class of one Neuberger Berman fund to the <u>Trust</u> Class of another through an exchange of shares. However, this privilege can be withdrawn from any investor that we believe is trying to "time the market" or is otherwise making exchanges that we judge to be excessive. Frequent exchanges can interfere with fund management and affect costs and performance for other shareholders.

Under certain circumstances, the <u>fund reserves</u> the right to:

- ⊙ suspend the offering of shares
- ⊙ reject any exchange or investment order
- ⊙ change, suspend, or revoke the exchange privilege
- ⊙ satisfy an order to sell fund shares with securities rather than cash, for certain very large orders
- ⊙ suspend or postpone your right to sell fund shares on days when trading on the New York Stock Exchange is restricted, or as otherwise permitted by the SEC

<u>Proceeds from the sale of shares</u> – The proceeds from the shares you sell are generally sent out the next business day after your order is executed, and nearly always within three business days. There are two cases in which proceeds may be delayed beyond this time:

- ⊙ in unusual circumstances where the law allows additional time if needed
- ⊙ if a check you wrote to buy shares hasn't cleared by the time you sell those shares; clearance may take up to 15 calendar days from the date of purchase

<u>If you think you may need to sell shares soon after buying them, you can avoid the check clearing time by investing by wire.</u>

<u>Uncashed checks</u> – When you receive a check, you may want to deposit or cash it right away, as you will not receive interest on uncashed checks.

### ➲ *Your Investment Provider*

*The <u>Trust</u> Class shares described in this prospectus are available only through investment providers such as banks, brokerage firms, workplace retirement programs, and financial advisers.*

*The fees and policies outlined in this prospectus are set by the fund and by Neuberger Berman Management. However, most of the information you'll need for managing your investment will come from your investment provider. This includes information on how to buy and sell <u>Trust</u> Class shares, investor services, and additional policies.*

*In exchange for the services it offers, your investment provider may charge fees, which are in addition to those described in this prospectus.*

# ⊙ SHARE PRICES

Because <u>Trust</u> Class shares of the <u>fund</u> do not have a sales charge, the price you pay for each share of the fund is the fund's net asset value per share. Similarly, because the <u>fund does not</u> charge fees for selling shares, <u>the fund pays</u> you the full share price when you sell shares. Remember that your investment provider may charge fees for its services.

The <u>fund is</u> open for business every day the New York Stock Exchange is open. The Exchange is closed on all national holidays and Good Friday; fund shares will not be priced on those days or other days on which the Exchange is closed. <u>The fund calculates its share price as of the end of regular trading on the Exchange on business days, usually 4:00 p.m. Eastern time.</u> In general, every buy or sell order you place will go through at the next share price calculated after your order has been accepted; check with your investment provider to find out by what time your order must be received so that it can  be processed the same day. <u>Depending on when your investment provider accepts orders,</u> it's possible that the fund's share price could change on days when you are unable to buy or sell shares.

Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities owned by <u>the</u> fund could change on days when you can't buy or sell fund shares. Remember, though, any purchase or sale takes place at the next share price calculated after your order is accepted.

## ➲ *Share Price Calculations*

*The price of <u>a particular share class</u> of <u>the fund</u> is the total value of the assets attributable to <u>that</u> class minus the liabilities attributable to that class, divided by the total number of shares <u>of that class outstanding</u>. Because the value of <u>the</u> fund's securities changes every business day, the share price usually changes as well.*

*<u>When valuing portfolio securities, the fund uses bid quotations.</u>*

*When the fund believes a <u>quotation</u> does not reflect <u>a security's current market value,</u> the fund may substitute for the <u>quotation</u> a fair-value estimate made according to methods approved by its trustees. <u>The</u> fund may also use these methods to value certain types of illiquid securities.*

*The fund may also use these methods to value securities that trade in a foreign market, if significant events that appear likely to affect the value of those securities occur between the time that foreign market closes and the time the NYSE closes.*

# ⊙ DISTRIBUTIONS AND TAXES

**Distributions** — <u>The</u> fund pays out to shareholders any net investment income and net realized capital gains. <u>The fund declares income dividends daily and pays them monthly.  Ordinarily, the fund makes any capital gain distributions once a year (in December).  Gains from foreign currency transactions, if any, are normally distributed in December.</u>

<u>Consult your investment provider about whether your income and capital gain distributions from a fund will be reinvested in additional shares of that fund or paid to you in cash.</u>

**How distributions are taxed** — Except for tax-advantaged retirement accounts and other tax-exempt investors, all fund distributions you receive are generally taxable to you, regardless of whether you take them in cash or reinvest them.

Fund distributions to Roth IRAs, other individual retirement accounts and qualified retirement plans generally are tax-free. Eventual withdrawals from a Roth IRA also may be tax-free, while withdrawals from other retirement accounts and plans generally are subject to tax.

Distributions generally are taxable to you in the year you receive them. In some cases, distributions you receive in January are taxable as if they had been paid the previous December 31. Your tax statement (see "Taxes and You") will help clarify this for you.

Distributions of income and the excess of net short-term capital gain over net long-term capital loss are generally taxed as ordinary income. Distributions of other capital gains are generally taxed as long-term capital gains. The tax treatment of capital gain distributions depends on how long a fund held the securities it sold, not when you bought your shares of the fund, or whether you reinvested your distributions

**How share transactions are taxed** — When you sell (redeem) or exchange fund shares, you generally realize a taxable gain or loss. An exception, once again, applies to tax-advantaged retirement accounts.

## ➲ Taxes and You

*The taxes you actually owe on distributions and transactions can vary with many factors, such as your tax bracket, how long you held your shares, and whether you owe alternative minimum tax.*

*How can you figure out your tax liability on fund distributions and share transactions? One helpful tool is the tax statement that your investment provider sends you every January. It details the distributions you received during the past year and shows their tax status. A separate statement covers your share transactions.*

*Most importantly, consult your tax professional. Everyone's tax situation is different, and your professional should be able to help you answer any questions you may have.*

## ➲ Backup Withholding

*When sending in your application, it's important to provide your Social Security or Taxpayer Identification Number. If we don't have this number, the IRS requires a fund to withhold 30% (29% during 2004) from money you are entitled to receive from the fund , whether from selling (redeeming) shares or from distributions. We are also required to withhold 30% (29% during 2004) of the money you are entitled to receive from distributions if the IRS tells us that you are otherwise subject to backup withholding.*

*If the appropriate Social Security Number or Taxpayer Identification Number has been applied for but is not available (such as in the case of a custodial account for a newborn), you may open the account without a number. However, we must receive the number within 60 days in order to avoid backup withholding. This 60-day grace period is not available on all types of accounts. For information on custodial accounts, call 800-877-9700.*

*If you maintain your investment in our funds through an investment provider, you must supply your signed Social Security Number form or Taxpayer Identification Number form to your investment provider, and it must supply its Taxpayer Identification Number to us, in order to avoid backup withholding.*

### ⮕ *Buying Shares Before a Distribution*

*The money the fund earns, either as income or as capital gains, is reflected in its share price until the fund distributes the money. At that time, the amount of the distribution is deducted from the share price. The amount of the distribution is either reinvested in additional shares of the fund or paid to shareholders in cash.*

*Because of this, if you buy shares of the fund just before the fund makes a capital gain distribution, you'll end up getting some of your investment back as a taxable distribution. You can avoid this situation by waiting to invest until after the record date for the distribution.*

*Generally, if you're investing in the fund through a tax-advantaged retirement account, there are no tax consequences to you from a distribution.*

## ⊙ FUND STRUCTURE

The fund uses a "multiple class" structure. The Neuberger Berman funds offer one or more classes of shares that have identical investment programs, but different arrangements for distribution and shareholder servicing and, consequently, different expenses. This prospectus relates solely to Trust Class shares of the fund.

**Neuberger Berman Income Funds**
**Trust Class Shares**

No load, sales charges or 12b-1 fees

If you'd like further details on this fund you can request a free copy of the following documents:

**Shareholder Reports** — Published twice a year, the shareholder reports offer information about the fund's recent performance, including:

- a discussion by the portfolio manager(s) about strategies and market conditions
- fund performance data and financial statements
- complete portfolio holdings

**Statement of Additional Information (SAI)** — The SAI contains more comprehensive information on this fund, including:

- various types of securities and practices, and their risks
- investment limitations and additional policies
- information about the fund's management and business structure

The SAI is hereby incorporated by reference into this prospectus, making it legally part of the prospectus.

Investment manager: **Neuberger Berman Management Inc.**
Sub-adviser: **Neuberger Berman, LLC**

***Obtaining Information***

*You can obtain a shareholder report, SAI, and other information from your investment provider, or from:*

**Neuberger Berman Management Inc.**
605 Third Avenue 2nd Floor
New York, NY 10158-0180
800-877-9700
212-476-8800
Broker/Dealer and Institutional Services: 800-366-6264
Web site: www.nb.com
Email: fundinquiries@nb.com

*You can also request copies of this information from the SEC for the cost of a duplicating fee by sending an e-mail request to publicinfo@sec.gov or by writing to the SEC's Public Reference Section, Washington DC 20549-0102. They are also available from the EDGAR Database on the SEC's website at www.sec.gov.*

*You may also view and copy the documents at the SEC's Public Reference Room in Washington. Call 202-942-8090 for information about the operation of the Public Reference Room.*

A0108 02/03 SEC file number: 811-3802

NEUBERGER | BERMAN

**Neuberger Berman Management Inc.**
605 Third Avenue 2nd Floor
New York, NY 10158-0180

**Shareholder Services:**
800.877.9700

**Institutional Services:**
800.366.6264

**www.nb.com**